UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

as of  June 30, 2016 (unaudited) and December 31, 2015

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, August 30, 2016

To the Board of Directors and Shareholders of Embotelladora Andina S.A

We have reviewed the accompanying consolidated interim statement of financial position of Embotelladora Andina S.A and its subsidiaries as of June 30, 2016, and the related consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015.

Management’s responsibility for the consolidated interim financial statements

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Auditor’s responsibilities

Our responsibility is to perform our review in accordance with the Chilean auditing standards applicable for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information, for them to be in conformity with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards.

Other matters

On February 29, 2016 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2015 and 2014 of Embotelladora Andina S.A and its subsidiaries, which includes the statement of financial position as of December 31, 2015 as presented in the accompanying consolidated interim financial statements, and corresponding notes.

Sergio Tubio L

RUT: 21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

as of June 30, 2016 (unaudited) and December 31, 2015

ASSETS	NOTE	06.30.2016	12.31.2015
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	100,025,755	129,160,939
Other financial assets	5	80,975,166	87,491,931
Other non-financial assets	6.1	9,413,984	8,686,156
Trade and other accounts receivable, net	7	142,783,231	176,385,836
Accounts receivable from related companies	11.1	2,824,330	4,610,500
Inventory	8	138,079,309	133,333,253
Current tax assets	9.2	2,727,375	7,741,241
Total Current Assets		476,829,150	547,409,856

Non-Current Assets:
Other financial assets	5.	92,157,835	181,491,527
Other non-financial assets	6.2	19,402,449	18,289,901
Trade and other receivables	7	5,304,953	5,931,999
Accounts receivable from related parties	11.1	14,918	14,732
Investments accounted for under the equity method	13	66,525,903	54,190,546
Intangible assets other than goodwill	14.1	683,962,271	665,666,655
Goodwill	14.2	103,568,309	95,835,936
Property, plant and equipment	10	650,953,130	640,529,872
Total Non-Current Assets		1,621,889,768	1,661,951,168
Total Assets		2,098,718,918	2,209,361,024

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. Y FILIALES

Interim Consolidated Statements of Financial Position

as of June 30, 2016 (unaudited) and December 31, 2015

LIABILITIES AND EQUITY	NOTE	06.30.2016	12.31.2015
		ThCh$	ThCh$
LIABILITIES
Current Liabilities:
Other financial liabilities	15	68,241,407	62,217,688
Trade and other accounts payable	16	165,001,160	212,526,368
Accounts payable to related parties	11.2	32,632,048	48,652,827
Provisions	17	385,936	326,093
Income taxes payable	9.3	7,403,459	7,494,832
Employee benefits current provisions	12	25,464,833	31,790,759
Other non-financial liabilities	18	29,007,487	17,565,643
Total Current Liabilities		328,136,330	380,574,210

Other financial liabilities	15	727,612,170	765,299,344
Trade and other payables	16	9,257,866	9,303,224
Provisions	17	74,432,563	63,975,724
Deferred income tax liabilities	9.5	122,516,215	130,201,701
Post-employment benefit liabilities	12	8,434,254	8,230,030
Other non-financial liabilities	18	216,932	242,491
Non-Current Liabilities:		942,470,000	977,252,514

Equity:	19
Issued capital		270,737,574	270,737,574
Retained earnings		267,810,105	274,755,431
Other reserves		268,473,658	284,980,830
Equity attributable to equity holders of the parent		807,021,337	830,473,835
Non-controlling interests		21,091,251	21,060,465
Total Equity		828,112,588	851,534,300
Total Liabilities and Equity		2,098,718,918	2,209,361,024

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Income by Function for the period ended at June 30, 2016 and 2015 (unaudited)

		01.01.2016	01.01.2015	01.04.2016	01.04.2015
	NOTE	06.30.2016	06.30.2015	06.30.2016	06.30.2015
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		835,517,931	913,480,982	376,404,798	409,760,400
Cost of sales	23	(486,519,287)	(539,563,387)	(221,328,543)	(245,532,999)
Gross Profit		348,998,644	373,917,595	155,076,255	164,227,401
Other income	24	444,591	717,419	323,903	551,781
Distribution expenses	23	(86,140,390)	(95,445,112)	(39,461,199)	(43,507,129)
Administrative expenses	23	(163,445,750)	(173,411,259)	(82,616,166)	(81,602,923)
Other expenses	25	(10,131,809)	(7,037,833)	(6,356,826)	(2,687,366)
Other (loss) gains	27	(1,975,388)	(2,939,619)	(1,111,459)	(1,592,877)
Financial income	26	5,417,202	4,848,053	2,659,031	2,308,220
Financial expenses	26	(25,159,409)	(30,368,316)	(12,795,572)	(14,968,800)
Share of profit of investments accounted for using the equity method	13.3	247,444	(327,585)	(515,607)	(1,247,962)
Foreign exchange differences		(384,717)	(1,536,295)	(171,154)	(804,305)
Loss from differences in indexed financial assets and liabilities		(3,733,173)	(2,523,925)	(2,160,819)	(2,889,111)
Net income before income taxes		64,137,245	65,893,123	12,870,387	17,786,929
Income tax expense	9.4	(25,187,498)	(21,047,995)	(7,456,474)	(9,205,891)
Net income		38,949,747	44,845,128	5,413,913	8,581,038

Net income attributable to
Equity holders of the parent		38,358,904	44,752,575	5,346,740	8,687,934
Non-controlling interests		590,843	92,553	67,173	(106,896)
Net income		38,949,747	44,845,128	5,413,913	8,581,038

Earnings per Share, basic and diluted		Ch$	Ch$	Ch$	Ch$
Earnings per Series A Share	19.5	38.59	45.03	5.38	8.74
Earnings per Series B Share	19.5	42.45	49.53	5.92	9.62

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Comprehensive Income

for the period ended at June 30, 2016 and 2015 (unaudited)

	01.01.2016	01.01.2015	04.01.2016	04.01.2015
	06.30.2016	06.30.2015	06.30.2016	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	38,949,747	44,845,128	5,413,913	8,581,038
Other Comprehensive Income:
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Actuarial losses from defined benefit plans	89,564	(346,613)	5,152	(346,613)
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax related to exchange rate translation differences	9,843,254	(50,967,830)	22,950,309	1,371,693
Income tax related to cash flow hedges	(37,260,655)	7,716,316	(20,648,808)	(5,560,593)
Income tax related to components of other comprehensive income that are not re-measured to net income for the period
Income tax benefit related to defined benefit plans	(21,495)	80,303	(1,236)	80,303

Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax related to exchange rate translation differences	(2,527,794)	1,848,055	(1,615,821)	(773,558)
Income tax related to cash flow hedges	12,809,897	(2,868,980)	7,081,010	1,521,815
Total comprehensive income	21,882,518	306,379	13,184,519	4,874,085
Total comprehensive income attributable to:
Equity holders of the parent	21,851,732	563,156	13,571,581	5,254,495
Non-controlling interests	30,786	(256,777)	(387,062)	(380,410)
Total comprehensive income	21,882,518	306,379	13,184,519	4,874,085

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Statements of Changes in Equity for the period ended at June 30, 2016 and 2015 (unaudited)

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2016	270,737,574	(167,447,157)	27,087,214	(1,796,285)	427,137,058	284,980,830	274,755,431	830,473,835	21,060,465	851,534,300
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	38,358,904	38,358,904	590,843	38,949,747
Other comprehensive income	—	7,896,313	(24,450,757)	47,272	—	(16,507,172)	—	(16,507,172)	(560,057)	(17,067,229)
Comprehensive income	—	7,896,313	(24,450,757)	47,272	—	(16,507,172)	38,358,904	21,851,732	30,786	21,882,518
Dividends	—	—	—	—	—	—	(45,304,230)	(45,304,230)	—	(45,304,230)
Total changes in equity	—	7,896,313	(24,450,757)	47,272	—	(16,507,172)	(6,945,326)	(23,452,498)	30,786	(23,421,712)
Ending balance at 06/30/2016	270,737,574	(159,550,844)	2,636,457	(1,749,013)	427,137,058	268,473,658	267,810,105	807,021,337	21,091,251	828,112,588

		Other reserves
	Issued capital	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non- Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2015	270,737,574	(53,285,698)	6,125,615	(1,237,993)	427,137,058	378,738,982	247,817,939	897,294,495	21,703,238	918,997,733
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	44,752,575	44,752,575	92,553	44.845.128
Other comprehensive income	—	(48,770,445)	4,847,336	(266,310)	—	(44,189,419)	—	(44,189,419)	(349,330)	(44.538.749)
Comprehensive income	—	(48,770,445)	4,847,336	(266,310)	—	(44,189,419)	44,752,575	563,156	(256,777)	306.379
Dividends	—	—	—	—	—	—	(42,547,005)	(42,547,005)	(431,798)	(42,978,803)
Total changes in equity	—	(48,770,445)	4,847,336	(266,310)	—	(44,189,419)	2,205,570	(41,983,849)	(688,575)	(42,672,424)
Ending balance at 06/30/2015	270,737,574	(102,056,143)	10,972,951	(1,504,303)	427,137,058	334,549,563	250,023,509	855,310,646	21,014,663	876,325,309

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows for the period ended at June 30, 2016 and 2015

		01.01.2016	01.01.2015
Cash flows provided by (used in) Operating Activities	NOTE	06.30.2016	06.30.2015
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,141,127,361	1,209,346,576
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(772,110,821)	(812,230,088)
Payments to employees		(105,958,356)	(108,805,368)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(149,486,778)	(143,852,773)
Dividens received		745,803	1,000,000
Interest payments		(25,760,964)	(30,783,993)
Interest received		4,362,512	2,894,117
Income tax payments		(19,411,423)	(21,922,081)
Other cash movements (tax on bank debits Argentina and others)		(3,887,474)	(3,700,632)
Cash flows provided by Operating Activities		69,619,860	91,945,758

Cash flows provided by (used in) Investing Activities

Cash flow used to acquire non-controlling interests (Capital contribution in Leão Alimentos e Bebidas Ltda.)	13.2	(6,105,732)	—
Proceeds from sale of property, plant and equipment		15,905	1,925,892
Purchase of property, plant and equipment		(54,710,426)	(40,393,832)
Proceeds from other long term assets (term deposits over 90 days)		56,922,613	105,304,300
Purchase of other long term assets (term deposits over 90 days)		(50,738,895)	(131,216,537)
Collections from forward, term, option and financial exchange agreements		724,075	2,303,654
Net cash flows used in Investing Activities		(53,892,460)	(62,076,523)

Cash Flows generated from (used in) Financing Activities

Proceeds from short-term loans obtained		13,234,910	53,175,983
Proceeds from loans obtained		13,234,910	53,175,983
Loan payments		(16,643,139)	(64,095,605)
Financial lease liability payments		(2,684,216)	(1,385,741)
Dividend payments by the reporting entity		(33,794,529)	(24,573,945)
Other inflows (outflows) of cash (Placement and payment of public obligations)		(5,625,547)	(5,239,506)
Net cash flows used in Financing Activities		(45,512,521)	(42,118,814)

Net decrease in cash and cash equivalents before exchange differences		(29,785,121)	(12,249,579)
Effects of exchange differences on cash and cash equivalents		649,937	(3,384,973)
Net decrease in cash and cash equivalents		(29,135,184)	(15,634,552)
Cash and cash equivalents — beginning of year	4	129,160,939	79,514,434
Cash and cash equivalents - end of year	4	100,025,755	63,879,882

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories: Chile, Brazil, Argentina and Paraguay. Licenses for the territories in Chile expire in 2018 and 2019; in Argentina in 2017; in Brazil in 2017 and in Paraguay they expire in 2020. The Coca-Cola Company chooses to grant all of these licenses, and they are expected to be renewed under similar conditions on the date of expiration.

As of June 30, 2016, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A. is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These Interim consolidated financial statements encompass the following periods:

Interim consolidated statement of financial position: At June 30, 2016 (unaudited) and December 31, 2015.

Interim consolidated income statements by function and comprehensive income: For the periods ended June 30, 2016 and 2015 (unaudited) and for the three-month interim periods between April 1 and June 30, 2016 and 2015 (unaudited).

Interim consolidated statements of cash flows: For the periods ended June 30, 2016 and 2015, using the “direct method”.

Interim consolidated statements of changes in equity:  For the periods ended June 30, 2016 and 2015 (unaudited).

2.2       Basis of preparation

On October 17, 2014, the SVS issued Circular Letter No. 856, instructing controlled entities to record against equity during the fiscal year 2014 all deferred tax differences in assets and liabilities resulting from the direct increase in first category tax rate introduced by law No. 20,780. Such accounting treatment differs from the provisions of IAS 12 and, therefore, representing a change in financial information preparation and presentation framework adopted until that date.

Considering that what has been mentioned in the previous paragraph represented a specific and temporary detour of IFRS, beginning 2016 and according to provisions of paragraph 4A of IFRS 1, the Company has decided to retroactively apply such rules (in accordance with the IAS 8 “Accounting policies, changes in accounting estimates and errors”) as if it never had left applying them.

Given what is indicated in the previous paragraph does not amend any accounts set out in the statements of financial position at June 30, 2016 and 2015, neither December 31, 2015 and 2014 pursuant to paragraph 40A of IAS 1 “Presentation of financial statements”, the presentation of the statement of financial position at January 1, 2015 (third column) is not necessary.

The Company’s Consolidated Financial Statements for the period ended June 30, 2016 and December 31, 2015 were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

The Interim Consolidated Financial Statements have been presented in accordance to the historic cost criteria, although amended by the revaluation of certain financial instruments, derivative financial instruments and investment properties.

These Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries at June 30, 2016 and December 31, 2015 and the results of operation, changes in equity and statements of cash flows for the periods between January 1 and June 30, 2016 and 2015 which June 30, 2016 were approved by the Board of Directors during their meeting held on August 30, 2016.

These Interim Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and then adapt them to IFRS.

2.3          Basis of consolidation

2.3.1       Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of June 30, 2016 and December 31,2015 and results of operations and cash flows for the periods between January 1 and June 30, 2016 and 2015. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and “Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		06-30-2016			12-31-2015
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99
96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27
96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99
76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2       Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4           Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5           Foreign currency translation

2.5.1       Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2       Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
06.30.2016	661.37	206.05	43.97	26,052.07	0.1183	731.93
12.31.2015	710.16	181.87	54.46	25,629.09	0.1217	774.61
06.30.2015	639.04	205.97	70.32	24,982.96	0.1237	712.34

2.5.3       Translation of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda.	R$ Brazilian Real
Embotelladora del Atlántico S.A.	A$ Argentine Peso
Andina Empaques Argentina S.A.	A$ Argentine Peso
Paraguay Refrescos S.A.	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

2.6           Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Software licenses, furniture and supplies	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each financial statement reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

If there are items available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7           Intangible assets and Goodwill

2.7.1       Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2       Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3       Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8           Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9           Financial assets

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1       Financial assets at fair value through profit or loss

Fair value financial assets with changes in results are financial assets available for sale in the short term. A financial asset is classified under this category if it is acquired mainly for the purpose of selling it in the short term.  Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2       Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment.

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement

2.9.3       Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income.

2.10        Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1     Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2     Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of June 30, 2016 and December 31, 2015 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1:             Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:             Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3:             Inputs for the assets or liabilities that are not based on observable market data information.

During the period ended June 30, 2016, there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific  borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold, no borrowing costs have been capitalized for the periods ended June 30, 2016 and December 31, 2015.

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$78,668,405 at June 30, 2016 (ThCh$77,921,832 at December 31, 2015).

2.17                                Employee benefits

The Company has a provision to cover indemnities for years of service which will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally the Company has retention plans for some officers which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under employee benefits current provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19           Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges.The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2.20           Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on  the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenues from regular activities include fair value of the consideration received or to be received for goods sold during the regular course of the Company’s activities.  This revenue is presented net of VAT, reimbursements, deductions and discounts.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22           Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s consolidated financial statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law.

2.24                                Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1                      Impairment of goodwill and intangible assets with indefinite useful lives

The Company test annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2                      Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and  computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s  estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off  to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             First time mandatory adoption of standards, interpretations and amendments for the financial periods beginning January 1, 2016:

Standards and interpretations

IFRS 14 “Regulatory Deferral Accounts” — Issued in January 2014. Provisional standard on accounting certain balances on rate regulated activities (“regulatory deferral accounts”). This standard applies only to entities applying IFRS 1 as first time adopters of IFRS.

Amendments and improvements

Amendment to IFRS 11 “Joint arrangements”, on the acquisition of an interest in a joint operation — Issued in May 2014. This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation that represents a business, specifying the appropriate accounting treatment for said acquisitions.

Amendment to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”, on depreciation and amortization — Issued in May 2014. Clarifies that revenue in general is an inappropriate basis to measure the consumption of economic benefits that are incorporated in the intangible asset or in an element of property, plant and equipment and, therefore, there is a rebuttable assumption that the depreciation or amortization method based on revenue, is not appropriate.

Amendment to IAS 16 “Property, plant and equipment” and IAS 41 “Agricultures”, on bearer plants — Issued in June 2014. This amendment modifies financial information regarding “bearer plants” (such as grape vines, fruit trees, etc.) The amendment defines the concept “bearer plant” and states that they should be accounted for under property, plant and equipment since they operate as manufacturers. Consequently, they are included within the scope of IAS 16 instead of IAS 41. The products growing on bearer plants will remain within the scope of IAS 41.

Amendment to IAS 27 “Separate financial statements”, on equity method. Issued in August 2014. This amendment allows entities to use the equity method when recognizing investments in subsidiaries, joint ventures and associates in separate financial statements.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” -  Issued in September 2014. This amendment addresses a conflict between IFRS 10 and IAS 28 requirements on the treatment of the sale or contribution of goods between an investor and its associate or joint venture. The main consequence of these amendments is that a full gain or loss is recognized when the transaction involves a business (whether the business is housed in a subsidiary or not) and a partial gain or loss when the transaction involves assets that do not belong to a business, even when these assets are housed in a subsidiary.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investment in associates and joint ventures.” -  Issued in December 2014. This amendment clarifies the application of the consolidation exception for investment entities and its subsidiaries. Amendment to IFRS 10 clarifies the consolidation exception available for entities in group structures that include investment entities. Amendment to IAS 28 allows an entity that is not an investment entity but has an interest in an associate or joint venture of an investment entity, the option of accounting policy when applying the equity method. The entity may opt to keep the fair value measurement applied by the associate or joint venture, which is an investment entity, or instead, consolidate at the investment entity (associate or joint venture) level.

Amendment to IAS 1 “Presentation of financial statements”. Published in December 2014. The amendment clarifies the application guide of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. Modifications are part of IASB’s Disclosure Initiative.

Improvements to International Financial Reporting Standards (2014) Amendments issued in September 2014.

IFRS 5, “Non-current assets held for sale and interrupted operations”  The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution”, or vice versa, this does not constitute an amendment to a sale or distribution plan, and does not have to be accounted for as such. This means that the asset (or disposal group) need not be reinstalled in the financial statements as if it had never been classified as “held for sale” or “held for distribution ‘, simply because the disposal conditions have changed. The amendment also corrects an omission in the standard explaining that guidelines on changes of a sales plan should be applied to an asset (or disposal group) that is no longer held for distribution, but that is not reclassified as “held for sale”.

IFRS 7 “Financial Instruments: Disclosures”. There are two amendments to IFRS 7. (1) service contracts: If an entity transfers a financial asset to a third party under conditions that allow the assignor to dispose the asset, IFRS 7 requires disclosure of any type of continued involvement the entity may still have in the transferred asset. IFRS 7 provides guidance on what continued involvement means in this context. The amendment is prospective with the option of retroactive application. This also affects IFRS 1 to give the same choice to those who apply IFRS for first time. (2) Interim financial statements: the amendment clarifies that the additional disclosure required by the amendments of IFRS 7, “Compensation of financial assets and liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

IAS 19, “Employee benefits”-the amendment clarifies that, to determine the discount rate for post-employment benefits obligations, what is important is the currency in which liabilities are denominated and not the country where they are generated. The assessment of whether there is a market for high-quality corporate bonds is based on corporate bonds in that currency, not in corporate bonds in a country in particular. Similarly, where there is a market for high quality corporate bonds in that currency, Government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

IAS 34, “Interim financial reports” - the amendment clarifies what is meant by the reference in the standard to “information disclosed elsewhere in the interim financial report”. The new amendment modifies IAS 34 to require a cross-reference of the interim financial statements to the location of that information. The amendment is retroactive.

The adoption of standards, amendments and interpretations have no significant impact on the consolidated financial statements of the Company.

b) Standards, interpretations and amendments issued, whose application is not mandatory, for which no early adoption has been adopted:

Standards and interpretations	Mandatory for the years beginning

IFRS 9 “Financial Instruments” – Published in July 2014. IASB has published the complete version of IFRS 9 that replaces the application guide for IAS 39. This final version includes requirements relating to classification and measurement of financial assets and liabilities and a model of expected credit losses that replaces the incurred loss impairment model. Regarding hedge accounting that forms part of this final version of IFRS 9, it had already been published in November 2013. Early adoption is allowed.

01/01/2018

IFRS 15 “Revenues from contracts with customers” — Published in May 2014. It sets the principles that should be applied by an entity for the presentation of useful information to financial statements users regarding the nature, amount, opportunity and uncertainty of revenues and cash flows from contracts with customers. The base principal is that an entity will recognize revenues that represent the transfer of goods or services committed to customers in an amount that reflects the consideration to which the entity expects to have a right to in exchange for those goods or services. Its application replaces IAS 11 Construction contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real

01/01/2018

Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services. Early application is allowed.

IFRS 16 “Leases”-issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces the current IAS 17 and introduces a unique lessee accounting model and requires a tenant to recognize assets and liabilities of all leases with a term of more than 12 months, unless the underlying asset is of low value. The goal is to ensure that lessees and lessors provide relevant information that faithfully represents the transactions. IFRS 16 is effective for annual periods beginning on or after the January 1, 2019, early application is permitted for entities that apply IFRS 15 or before the date of the initial application of IFRS 16.

01/01/2019

Amendments and improvements	Mandatory for the years beginning from

Amendment to IAS 7 “Cash Flow Statement”. Issued in February 2016. The amendment introduces additional disclosure that allows users of the financial statements to assess changes in liabilities coming from financial activities.

01/01/2017

Amendment to IAS 12 “Income taxes”. Issued in February 2016. The amendment clarifies how to account for assets of deferred taxes regarding debt instruments valued a fair value.	01/01/2017

Amendment to IFRS 2 “Share-based payment”. Issued in June 2016. The amendment clarifies the measurement of share-based payments settled in cash and accounting for changes in premium charges. In addition, it introduces an exception to IFRS 2 principles that will require treatment of the premiums as if it were all liquidation as an equity instrument, when the employer is required to withhold the tax related to share-based payments.

01/01/2018

Company management estimates that the adoption of standards, interpretations and amendments previously described, will not have a significant impact on the Company’s consolidated financial statements in the period of its first application.

NOTE 3 — REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Net expenses related to corporate management, have been assigned to the Chilean soft drinks segment, since Chile is the country that manages and pays corporate expenses, which would also be substantially incurred, independent to the existence of foreign subsidiaries.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended June 30, 2016	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	256,318,956	240,314,315	275,241,936	64,780,646	(1,137,922)	835,517,931
Cost of sales	(150,861,302)	(129,770,491)	(168,209,550)	(38,815,866)	1,137,922	(486,519,287)
Distribution expenses	(25,839,416)	(35,997,473)	(21,008,638)	(3,294,863)	—	(86,140,390)
Administrative expenses	(57,887,518)	(46,828,746)	(48,249,516)	(10,479,970)	—	(163,445,750)
Finance income	893,538	825,196	3,457,429	241,039	—	5,417,202
Finance expense	(8,172,170)	(242,314)	(16,732,757)	(12,168)	—	(25,159,409)
Interest expense, net	(7,278,632)	582,882	(13,275,328)	228,871	—	(19,742,207)
Share of the entity in income of associates accounted for using the equity method, total	275,254	—	(27,810)	—	—	247,444
Income tax expense	(11,231,489)	(8,040,730)	(4,187,967)	(1,727,312)	—	(25,187,498)
Other income (loss)	(6,406,721)	(4,333,200)	(5,360,971)	320,396	—	(15,780,496)
Net income of the segment reported	(2,910,868)	15,926,557	14,922,156	11,011,902	—	38,949,747

Depreciation and amortization	20,512,901	8,118,034	12,399,290	6,052,068	—	47,082,293

Current assets	251,340,972	64,132,756	135,291,551	26,063,871	—	476,829,150
Non current assets	653,065,420	90,261,149	628,976,621	249,586,578	—	1,621,889,768
Segment assets, total	904,406,392	154,393,905	764,268,172	275,650,449	—	2,098,718,918

Carrying amount in associates and joint ventures accounted for using the equity method, total	18,130,250	—	48,395,653	—	—	66,525,903

Capital expenditures and other	18,671,938	20,223,591	17,168,721	4,751,908	—	60,816,158

Current liabilities	134,627,761	75,397,216	97,195,012	20,916,341	—	328,136,330
Non-current liabilities	514,327,396	(427,180)	412,139,878	16,429,906	—	942,470,000
Segment liabilities, total	648,955,157	74,970,036	509,334,890	37,346,247	—	1,270,606,330

Cash flows provided by in Operating Activities	28,803,456	6,025,178	19,889,911	14,901,315	—	69,619,860
Cash flows (used in) provided by Investing Activities	(11,469,825)	(20,265,776)	(17,399,526)	(4,757,333)	—	(53,892,460)
Cash flows (used in) provided by Financing Activities	(39,665,577)	2,558,159	(8,405,103)	—	—	(45,512,521)

For the period ended June 30, 2015	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	253,086,105	284,357,980	314,147,302	62,631,205	(741,610)	913,480,982
Cost of sales	(151,875,773)	(163,921,152)	(186,801,705)	(37,706,367)	741,610	(539,563,387)
Distribution expenses	(25,449,965)	(42,213,486)	(24,414,656)	(3,367,005)	—	(95,445,112)
Administrative expenses	(54,375,344)	(51,765,105)	(57,319,325)	(9,951,485)	—	(173,411,259)
Finance income	1,177,600	284,117	3,140,501	245,835	—	4,848,053
Finance expense	(8,542,810)	(3,687,249)	(18,121,584)	(16,673)	—	(30,368,316)
Interest expense, net	(7,365,210)	(3,403,132)	(14,981,083)	229,162	—	(25,520,263)
Share of the entity in income of associates accounted for using the equity method, total	303,176	—	(630,761)	—	—	(327,585)
Income tax expense	(6,401,882)	(5,905,088)	(6,795,352)	(1,945,673)	—	(21,047,995)
Other income (loss)	(5,964,741)	(4,359,519)	(2,026,706)	(969,287)	—	(13,320,253)
Net income of the segment reported	1,956,366	12,790,498	21,177,714	8,920,550	—	44,845,128

Depreciation and amortization	19,817,888	10,078,753	14,101,073	6,549,591	—	50,547,305

Current assets	247,441,086	82,760,825	122,763,020	24,958,862	—	477,923,793
Non current assets	646,793,405	120,320,428	636,707,348	263,527,617	—	1,667,348,798
Segment assets, total	894,234,491	203,081,253	759,470,368	288,486,479	—	2,145,272,591

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,314,691	—	42,613,486	—	—	59,928,177
Capital expenditures and other	18,217,590	10,357,863	9,272,752	2,545,627	—	40,393,832

Current liabilities	82,006,035	93,692,128	136,700,575	20,786,815	—	333,185,553
Non-current liabilities	536,516,495	10,701,524	369,849,911	18,693,799	—	935,761,729
Segment liabilities, total	618,522,530	104,393,652	506,550,486	39,480,614	—	1,268,947,282

Cash flows provided by in Operating Activities	61,608,350	13,469,627	17,306,123	(438,342)	—	91,945,758
Cash flows (used in) provided by Investing Activities	(44,841,132)	(10,355,962)	(6,987,573)	108,144	—	(62,076,523)
Cash flows (used in) provided by Financing Activities	(20,779,988)	(4,306,727)	(16,312,260)	(719,839)	—	(42,118,814)

NOTE 4 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of June 30, 2016 and December 31, 2015:

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
By item
Cash	426,799	633,010
Bank balances	23,114,934	28,208,845
Time deposits	1,135,926	11,621,566
Mutual funds	75,348,096	88,697,518
Total cash and cash equivalents	100,025,755	129,160,939

By currency	ThCh$	ThCh$
Dollar	13,250,878	13,598,302
Euro	1,851	1,859
Argentine Peso	1,388,646	27,168,042
Chilean Peso	48,155,092	35,545,272
Paraguayan Guaraní	7,939,364	9,631,669
Brazilian Real	29,289,924	43,215,795
Total cash and cash equivalents	100,025,755	129,160,939

4.1                                        Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at June 30, 2016 and December 31, 2015:

Placement	Institution	Currency	Principal	Annual rate	06.30.2016
			ThCh$	%	ThCh$
06-30-2016	Banco Regional S.A.E.C.A.	Paraguayan guaraníes	1,134,109	4.00%	1,134,109
06-10-2016	Plazo Fijo Banco Galicia	Argentine pesos	1,777	26.32%	1,817
			Total		1,135,926

Placement	Institution	Currency	Principal	Annual rate	12.31.2015
			ThCh$	%	ThCh$
11-11-2015	Banco HSBC	Chilean pesos	6,900,000	0.37%	6,941,975
12-31-2015	Banco Regional S.A.E.C.A.	Paraguayan guaraníes	2,952,717	4.00%	2,952,717
12-31-2015	Banco Galicia	US$Dollars	1,420,320	2.80%	1,420,425
12-03-2015	Banco Santander Rio	Argentine pesos	136,150	25.75%	138,852
12-14-2015	Banco Santander Rio	Argentine pesos	92,582	26.32%	93,748
12-11-2015	Banco Industrial	Argentine pesos	70,798	27.00%	71,865
12-09-2015	Banco Galicia	Argentine pesos	1,943	0.37%	1,984
		Total			11,621,566

4.2                                        Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	06.30.2016	12.31.2015
	ThCh$	ThCh$
Mutual fund Corporativo Banchile — Chile	17,867,850	15,629,654
Mutual Fund Banco Estado - Chile	12,677,221	—
Western Assets Institutional Cash Reserves — USA	9,780,512	7,454,378
Mutual fund Itáu — Brazil	9,668,011	—
Mutual fund Bradesco — Brazil	8,648,396	10,686,106
Mutual fund Santander — Brazil	7,820,413	11,457,193
Mutual fund Santander — Chile	5,850,000	—
Fund Fima Ahorro Pesos C — Argentina	—	12,572,400
Fund Fima Premium B — Argentina	—	435.894
Fund Fima Ahorro Plus C — Argentina	—	12,561,861
Mutual fund Soberano Banco Itaú — Brazil	—	17,719,483
Mutual fund Itaú — Chile	1,410,934	—
Mutual fund Scotiabank — Chile	1,117,551	—
Mutual fund BCI — Chile	507,208
Mutual fund Wells Fargo — USA	—	180.549
Total mutual funds	75,348,096	88,697,518

NOTE 5 — OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at June 30, 2016 and December 31, 2015, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

a)             Current portion 2016

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	06-30-2016
				ThCh$	%	ThCh$
06-22-15	08-09-16	Banco Santander - Chile	Unidad de fomento	3,000,000	1.06%	3,164,517
06-30-15	08-09-16	Banco Santander - Chile	Unidad de fomento	2,800,000	1.02%	2,950,101
09-01-15	08-09-16	Banco Santander - Chile	Unidad de fomento	4,000,000	0.26%	4,144,718
09-01-15	08-09-16	Banco Santander - Chile	Unidad de fomento	6,000,000	0.26%	6,217,077
09-30-15	10-07-16	Banco Santander - Chile	Unidad de fomento	3,700,000	0.85%	3,827,541
09-30-15	08-31-16	Banco BTG Pactual - Chile	Unidad de fomento	2,000,000	0.65%	2,065,812
09-30-15	10-07-16	Banco BTG Pactual - Chile	Unidad de fomento	3,700,000	0.89%	3,828,699
11-11-15	08-09-16	Banco Chile - Chile	Unidad de fomento	2,750,000	1.61%	2,834,933
01-06-16	11-29-16	Banco Chile - Chile	Unidad de fomento	3,000,000	1.50%	3,071,875
11-11-15	10-07-16	Banco Itaú - Chile	Unidad de fomento	5,500,000	1.83%	5,677,822
01-06-16	10-07-16	Banco Itaú - Chile	Unidad de fomento	4,000,000	1.40%	4,093,845
01-06-16	11-29-16	Banco Itaú - Chile	Unidad de fomento	3,000,000	1.25%	3,068,148
01-15-16	01-04-17	Banco HSBC - Chile	Unidad de fomento	5,000,000	1.35%	5,114,349
02-16-16	08-16-16	Banco HSBC - Chile	Unidad de fomento	4,000,000	0.82%	4,073,612
02-25-16	08-16-16	Banco HSBC - Chile	Unidad de fomento	6,000,000	0.70%	6,097,166
02-25-16	01-09-17	Banco HSBC - Chile	Unidad de fomento	6,000,000	1.09%	6,105,468
03-07-16	08-24-16	Banco HSBC - Chile	Unidad de fomento	4,500,000	1.20%	4,570,529
04-22-16	02-13-17	Banco BCI - Chile	Unidad de fomento	5,000,000	1.25%	5,045,451
06-24-16	01-09-17	Banco Security - Chile	Unidad de fomento	5,000,000	1.11%	5,002,922
03-15-16	03-15-17	Banco Votoratim - Brasil	Brazilian real	19,987	8.82%	20,581

Subtotal						80,975,166

b)             Non-current 2016

06.30.2016
ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 20)	92,157,835
Total other non-current financial assets	92,157,835

c)              Current portion 2015

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
05-15-2015	02-11-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,000,000	1.15%	4,159,405
05-15-2015	02-11-2016	Banco Itaú — Chile	Unidad de fomento	3,500,000	0.94%	3,634,643
05-15-2015	02-11-2016	Banco de Chile — Chile	Unidad de fomento	3,500,000	0.85%	3,632,554
06-03-2015	01-15-2016	Banco Itaú — Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	01-15-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	0.91%	5,169,872
06-03-2015	05-27-2016	Banco Santander - Chile	Unidad de fomento	5,000,000	1.00%	5,172,585
06-03-2015	05-09-2016	Banco de Chile — Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
06-03-2015	05-09-2016	Banco de Chile — Chile	Unidad de fomento	7,500,000	1.00%	7,758,877
09-01-2015	05-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	0.01%	3,051,493
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	4,000,000	0.26%	4,072,077
09-01-2015	08-09-2016	Banco Santander- Chile	Unidad de fomento	6,000,000	0.26%	6,108,115
09-30-2015	08-31-2016	Banco BTG Pactual- Chile	Unidad de fomento	2,000,000	0.65%	2,025,626
11-11-2015	09-09-2016	Banco de Chile — Chile	Unidad de fomento	2,750,000	1.61%	2,766,439
11-11-2015	10-07-2016	Banco Itaú — Chile	Unidad de fomento	5,500,000	1.83%	5,534,564
06-03-2015	08-09-2016	Banco BTG Pactual- Chile	Unidad de fomento	4,350,000	1.30%	4,508,016
06-22-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	3,000,000	1.06%	3,096,637
06-30-2015	08-09-2016	Banco Santander - Chile	Unidad de fomento	2,800,000	1.02%	2,887,391
07-20-2015	08-09-2016	Banco Estado - Chile	Unidad de fomento	3,400,000	0.36%	3,485,387
09-30-2015	10-07-2016	Banco BTG Pactual- Chile	Unidad de fomento	3,700,000	0.89%	3,749,703
09-30-2015	10-07-2016	Banco Santander - Chile	Unidad de fomento	3,700,000	0.85%	3,749,320

Subtotal						87,491,453

12.31.2015
ThCh$
Bonds
Bonds Provincia Buenos Aires - Argentina	478
Total other current financial assets	87,491,931

d)                                     Non-current portion 2015

Time Deposits

Placement	Maturity	Institution	Currency	Principal	Annual rate	12.31.2015
				ThCh$	%	ThCh$
03-16-2015	03-16-2017	Banco Votoratim	Brazilean Real	15,358	8.82%	17,221
Sub Total						17,221

		12.31.2015
		ThCh$
Derivative futures contracts
Derivative futures contracts (see note Note 21)		181,474,306
Total other non-current financial assets	Total	181,491,527

NOTE 6 — CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 6.1   Other current non-financial assets

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
Prepaid expenses	7,194,268	7,311,951
Fiscal credits	590,322	468,574
Guarantee deposit (Argentine)	37,969	47,023
Other current assets	1,591,425	858,608
Total	9,413,984	8,686,156

Note 6.2   Other non-current, non-financial assets

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
Judicial deposits (see note 21.2)	13,629,647	11,127,988
Prepaid expenses	2,307,175	3,408,763
Fiscal credits	2,984,855	3,060,733
Others	480,772	692,417
Total	19,402,449	18,289,901

NOTE 7 — TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	06.30.2016			12.31.2015
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	99,339,791	(4,309,799)	95,029,992	147,949,551	(4,276,100)	143,673,451
Other current debtors	30,270,041	(1,054,316)	29,215,725	24,881,812	(939,201)	23,942,611
Current commercial debtors	129,609,832	(5,364,115)	124,245,717	172,831,363	(5,215,301)	167,616,062
Prepayments suppliers	16,955,089	—	16,955,089	6,777,567	—	6,777,567
Other current accounts receivable	1,678,990	(96,565)	1,582,425	2,042,131	(49,924)	1,992,207
Commercial debtors and other current accounts receivable	148,243,911	(5,460,680)	142,783,231	181,651,061	(5,265,225)	176,385,836

Non-current accounts receivable
Trade debtors	88,064	—	88,064	95.413	—	95.413
Other non-current debtors	6,156,063	(939,174)	5,216,889	5,836,586	—	5,836,586
Non-current accounts receivable	6,244,127	(939,174)	5,304,953	5,931,999	—	5,931,999
Trade and other receivable	154,488,038	(6,399,854)	148,088,184	187,583,060	(5,265,225)	182,317,835

Aging of debtor portfolio	Number of clients	06.30.2016	Number of clients	12.31.2015
		ThCh$		ThCh$
Up to date non-securitized portfolio	122,594	78,833,646	7.433	61,153,091
1 and 30 days	41,541	11,100,069	66.511	82,344,857
31 and 60 days	113,472	1,607,594	705	1,760,954
61 and 90 days	1,481	1,013,223	344	675.559
91 and 120 days	1,173	441,897	316	147.289
121 and 150 days	1,051	1,350,653	233	180.617
151 and 180 days	1,171	419,468	194	172.041
181 and 210 days	670	634,163	476	297.653
211 and 250 days	908	3,563,960	241	91.308
More than 250 days	296	463,182	1.522	1,221,595
Total	284,357	99,427,855	77.975	148,044,964

	06.30.2016	12.31.2015
	ThCh$	ThCh$
Current comercial debtors	99,339,791	147,949,551
Non-current comercial debtors	88,064	95.413
Total	99,427,855	148,044,964

The movement in the allowance for doubtful accounts between January 1 and June 30, 2016 and January 1 and December 31, 2015, are presented below:

	06.30.2016	12.31.2015
	ThCh$	ThCh$
Opening balance	5,265,225	7,086,578
Bad debt expense	2,612,885	5,762,634
Provision application	(1,188,960)	(6,992,793)
Change due to foreign exchange differences	(289,296)	(591,194)
Movement	1,134,629	(1,821,353)
Ending balance	6,399,854	5,265,225

NOTE 8 — INVENTORIES

The composition of inventories is detailed as follows:

Details	06.30.2016	12.31.2015
	ThCh$	ThCh$
Raw materials (1)	78,281,705	80,466,928
Finished goods	29,151,984	26,378,890
Spare parts and supplies	28,170,199	26,082,728
Work in progress	697,345	761,923
Other inventories	4,589,813	1,438,231
Obsolescence provision (2)	(2,811,737)	(1,795,447)
Total	138,079,309	133,333,253

The cost of inventory recognized as cost of sales is ThCh$486,520,787 and ThCh$539,563,387 at June 30, 2016 and 2015, respectively

(1)        Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)        The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products the obsolescence provision is determined according to maturity.

NOTE 9 — CURRENT AND DEFERRED INCOME TAXES

9.1 Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future Shareholders Meeting.

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

9.2 Current tax assets

Current tax assets correspond to the following items:

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
Monthly provisional payments	—	7,506,564
Tax credits (1)	2,727,375	234,677
Total	2,727,375	7,741,241

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

9.3                               Current tax liabilities

Current tax payables correspond to the following items

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
Income tax expense	7,403,459	7,494,832
Total	7,403,459	7,494,832

9.4                               Income tax expense

The current and deferred income tax expenses for the period ended June 30, 2016 and December 31, 2015 are detailed as follows:

Item	06.30.2016	06.30.2015
	ThCh$	ThCh$
Current income tax expense	15,291,340	17,108,433
Adjustment to current income tax from the previous fiscal year	801,867	(129.752)
Withholding tax expense foreign subsidiaries	4,296,226	4,367,141
Other deferred tax expense (income)	31,097	1,098,212
Current income tax expense	20,420,530	22,444,034
Income (expense) for the creation and reversal of current tax difference	4,766,968	(1,396,039)
Expense (income) for deferred taxes	4,766,968	(1,396,039)
Total income tax expense	25,187,498	21,047,995

9.5 Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	06.30.2015		12.31.2015
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	2,158,098	47,628,927	1,811,306	46,043,942
Obsolescence provision	1,650,685	—	1,722,802	—
Employee benefits	2,377,944	—	3,327,490	—
Post-employment benefits	77,963	990,460	102,742	1,207,337
Tax loss carried-forwards (1)	10,099,594	—	10,313,066	—
Tax Goodwill Brazil	35,577,603	—	34,538,542	—
Contingency provision	36,282,885	—	29,778,445	—
Foreign exchange differences (2)	434,360	—	—	9,600,022
Allowance for doubtful accounts	1,036,014	—	437,113	—
Coca-Cola incentives (Argentina)	2,908,059	—	1,882,260	—
Assets and liabilities for placement of bonds	—	647,647	—	806,980
Lease liabilities	2,483,300	—	2,021,092	—
Inventories	1,572,912	903,254	2,512,725	—
Distribution rights	—	169,064,011	—	161,331,490
Others	628,896	570,229	637,737	297,250
Subtotal	97,288,313	219,804,528	89,085,320	219,287,021
Total liabilities net	—	122,516,215	—	130,201,701

(1)    Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A., for ThCh$ 9,950,516 and other smaller subsidiaries in Chile for ThCh$ 149,078. In Chile tax losses have no expiration date.

(2)    Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency that are taxed differently to their accrual.

9.6                               Deferred tax liability movement

The movement in deferred income tax accounts is as follows:

Item	06.30.2016	12.31.2015
	ThCh$	ThCh$

Opening Balance	130,201,701	126,126,147
Increase (decrease) in deferred tax	(9,821,564)	9,474,186
Increase (decrease) due to foreign currency translation	2,136,078	(5,398,632)
Movements	(7,685,486)	4,075,554
Ending balance	122,516,215	130,201,701

9.7                               Distribution of domestic and foreign tax expense

For the periods ended June 30, 2016 and 2015, domestic and foreign tax expense are detailed as follows:

Income tax	06.30.2016	06.30.2015
	ThCh$	ThCh$
Current income taxes
Foreign	(9,608,051)	(17,892,246)
Domestic	(10,812,479)	(4,551,788)
Current income tax expense	(20,420,530)	(22,444,034)

Deferred income taxes
Foreign	(4,347,957)	3,246,133
Domestic	(419,011)	(1,850,094)
Deferred income tax expense	(4,766,968)	1,396,039
Income tax expense	(25,187,498)	(21,047,995)

9.8                                       Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	06.30.2016	06.30.2015
	ThCh$	ThCh$

Net income before taxes	64,137,245	65,893,123
Tax expense at legal rate ( 24,0%)	(15,392,938)	—
Tax expense at legal rate ( 22,5%)	—	(14,825,953)
Effect of a different tax rate in other jurisdictions	(2,838,344)	(4,188,467)

Permanent differences:
Non-taxable revenues	4,065,602	5,204,088
Non-deductible expenses	(6,168,292)	(1,902,062)
Tax effect of tax provided in excess of prior period	—	129,752
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	(4,853,526)	(5,465,353)
Adjustments to tax expense	(6,956,216)	(2,033,575)

Tax expense at effective rate	(25,187,498)	(21,047,995)
Effective rate	39.3%	31.9%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2016	2015
Chile	24.0%	22.5%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 10 — PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	43,631,614	34,625,004	—	—	43,631,614	34,625,004
Land	96,643,822	86,898,529	—	—	96,643,822	86,898,529
Buildings	218,969,482	209,625,725	(54,783,720)	(50,150,795)	164,185,762	159,474,930
Plant and equipment	443,948,865	432,853,976	(256,305,730)	(229,474,042)	187,643,135	203,379,934
Information technology	18,852,093	17,189,199	(14,022,922)	(12,868,543)	4,829,171	4,320,656
Fixed facilities and accessories	31,683,034	32,882,106	(11,080,957)	(10,575,347)	20,602,077	22,306,759
Vehicles	47,089,807	33,857,560	(19,160,494)	(15,750,855)	27,929,313	18,106,705
Leasehold improvements	714,594	650,815	(483,676)	(375,870)	230,918	274,945
Other property, plant and equipment (1)	386,152,421	376,360,341	(280,895,103)	(265,217,931)	105,257,318	111,142,410
Total	1,287,685,732	1,224,943,255	(636,732,602)	(584,413,383)	650,953,130	640,529,872

(1)       Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at June 30, 2016 and December 31,2015 is detailed as follows:

Other property, plant and equipment	06.30.2016	12.31.2015
	ThCh$	ThCh$
Bottles	63,049,531	67,110,520
Marketing and promotional assets	37,813,265	38,061,595
Other property, plant and equipment	4,394,522	5,970,295
Total	105,257,318	111,142, 410

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	: Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	: Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

10.2                        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and June 30, 2016 and January 1 and December 31, 2015:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2016	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872
Additions	35,070,668	1,032,890	469,768	3,050,277	709,954	160,152	53,836	—	12,929,717	53,477,262
Disposals	—	—	(5,547)	(16,072)	—	—	(3,275)	—	(13,538)	(38,432)
Transfers between items of property, plant and equipment	(20,214,082)	1,643,041	3,210,456	3,821,738	594,431	346,672	139,354	—	10,458,390	—
Depreciation expense	—	—	(2,655,310)	(17,130,594)	(934,259)	(1,210,947)	(2,388,719)	(59,834)	(21,096,429)	(45,476,092)
Increase (decrease) due to foreign currency translation differences	(5,806,929)	7,069,362	3,726,515	(4,435,079)	138,127	(1,000,559)	12,052,183	15,807	(4,613,425)	7,146,002
Other increase (decrease	(43,047)	—	(35,050)	(1,027,069)	262	—	(30,771)	—	(3,549,807)	(4,685,482)
Total movements	9,006,610	9,745,293	4,710,832	(15,736,799)	508,515	(1,704,682)	9,822,608	(44,027)	(5,885,092)	10,423,258
Ending balance at June 30, 2016	43,631,614	96,643,822	164,185,762	187,643,135	4,829,171	20,602,077	27,929,313	230,918	105,257,318	650,953,130

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2015	25,522,059	76,957,848	172,058,447	253,238,833	4,821,856	25,055,547	16,169,783	446,120	138,804,792	713,075,285
Additions	59,639,751	17,987,524	104,132	9,184,539	285,838	—	105,804	—	23,668,047	110,975,635
Disposals	—	—	(16,277)	(228,309)	(245)	—	(4,917)	—	(84,020)	(333,768)
Transfers between items of property, plant and equipment	(46,527,488)	—	10,132,100	9,853,256	1,583,502	1,371,016	8,868,154	5,993	14,713,467	—
Depreciation expense	—	—	(5,069,161)	(35,294,090)	(1,879,341)	(2,512,958)	(3,967,423)	(87,523)	(49,139,913)	(97,950,409)
Increase (decrease) due to foreign currency translation differences	(4,009,318)	(8,046,843)	(17,496,868)	(29,405,268)	(469,797)	(1,606,846)	(2,918,202)	(89,645)	(16,283,975)	(80,326,762)
Other increase (decrease)	—	—	(237,443)	(3,969,027)	(21,157)	—	(146,494)	—	(535,988)	(4,910,109)
Total movements	9,102,945	9,940,681	(12,583,517)	(49,858,899)	(501,200)	(2,748,788)	1,936,922	(171,175)	(27,662,382)	(72,545,413)
Ending balance at December 31, 2015	34,625,004	86,898,529	159,474,930	203,379,934	4,320,656	22,306,759	18,106,705	274,945	111,142,410	640,529,872

NOTE 11 — RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  June 30, 2016 and December 31, 2015 are detailed as follows:

11.1           Accounts receivable:

11.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2016	12.31.2015
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	2,657,000	4,417,016
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	153,727	177,329
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dollars	11,025	14,873
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	Chilean pesos	2,578	1,282
		Total			2,824,330	4,610,500

11.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2016	12.31.2015
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	14,918	14,732

		Total			14,918	14,732

11.2           Accounts payable:

11.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	06.30.2016	12.31.2015
					ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Brazilian real	6,470,911	13.394.625
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	10,801,080	12.765.952
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilian real	5,438,871	7.614.888
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	5,979,775	6.824.553
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	3,322,874	5.534.367
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Dollars	576,216	2.194.644
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	42,321	323.798

Total					32,632,048	48,652,827

11.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 06.30.2016
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	63,356,365
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	2,315,767
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	2,213,618
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	218,904
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	16,372,831
96.891.720-K	Embonor S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	21,174,018
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	1,230,537
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Sale of finished products	Chilean pesos	57,223,854
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	11,287,232
Foreign	Leao Alimentos e Bebidas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	6,657,854
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Associate	Argentina	Purchase of concentrates	Brazilian real	54,431,040
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	8,597,792
89.996.200-1	Envases del Pacífico S.A.	Shareholder	Chile	Advertising participation payment	Argentine pesos	579,818
Foreign	Coca-Cola Perú	Related to director	Perú	Purchase of raw materials	Chilean pesos	1,025,010
Foreign	Sorocaba Refrescos S. A.	Related to director	Brazil	Sale of finished products	Chilean pesos	624,107

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2015
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean pesos	131,381,786
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean pesos	4,510,007
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean pesos	3,065,143
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean pesos	2,938,754
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean pesos	38,203,461
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean pesos	1,946,094
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	42,147,579
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean pesos	2,888,054
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilian real	106,510,167
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilian real	19,953,118
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilian real	16,963,602
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine pesos	145,188,901
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine pesos	20,555,307
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean pesos	1,662,803
Foreign	Coca-Cola Perú	Related to director	Perú	Sale of finished products	Chilean pesos	3,399,427
Foreign	Sorocaba Refrescos S. A.	Related to Shareholder	Brazil	Purchase of concentrates and advertising participation	Brazilian real	2,986,650

11.4                        Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	06.30.2015	06.30.2015
	ThCh$	ThCh$
Executive wages, salaries and benefits	3,448,108	2,485,804
Director allowances	620,088	756,000
Contract termination benefits	79,027	129,085
Total	4,147,223	3,370,889

NOTE 12 —  CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Composition of employee benefits is the following:

Description	06.30.2015	12.31.2015
	ThCh$	ThCh$
Accrued vacations	16,953,178	18,025,589
Employee remuneration payable	8,511,655	13,765,170
Indemnities for years of service	8,434,254	8,230,030
Total	33,899,087	40,020,789

	ThCh$	ThCh$
Current	25,464,833	31,790,759
Non-current	8,434,254	8,230,030
Total	33,899,087	40,020,789

12.1                        Indemnities for years of service

This item represents post employment benefits which are determined as stated in Note 2.17.

The movements of post-employment benefits for the periods ended June 30, 2016 and December 31, 2015 are detailed as follows:

Movements	06.30.2016	12.31.2015
	ThCh$	ThCh$
Opening balance	8,230,030	8,125,107
Service costs	832,509	2,022,010
Interest costs	90,556	192,145
Net actuarial losses	104,840	901,171
Benefits paid	(823,681)	(3,010,403)
Total	8,434,254	8,230,030

12.1.1              Assumptions

The actuarial assumptions used at  June 30, 2016 and December 31, 2015 were:

Assumptions	06.30.2016	12.31.2015

Discount rate	2,7%	2,7%
Expected salary increase rate	2,0%	2,0%
Turnover rate	5,4%	5,4%
Mortality rate (1)	RV-2009	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

(1) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

12.2                        Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	06.30.2016	06.30.2015
	ThCh$	ThCh$
Wages and salaries	108,395,932	108,072,132
Employee benefits	24,020,896	22,797,768
Severance and post-employment benefits	2,876,045	2,974,390
Other personnel expenses	5,636,920	5,244,159
Total	140,929,793	139,088,449

12.3                        Number of Employees

	06.30.2016	06.30.2015

Number of employees	15,440	14,770

Number of average employees	15,820	15,202

NOTE 13 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

13.1                        Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	06.30.2016	12.31.2015	06.30.2016	12.31.2015
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	18,130,250	17,793,783	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilian real	20,456,976	12,393,777	8.82%	8.82%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilian real	1,308,892	1,106,733	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilian real	260,665	231,183	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilian real	26,369,120	22,665,070	40.00%	40.00%

	Total			66,525,903	54,190,546

(1)     In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)     In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

13.2                        Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended June 30, 2016 and December 31,  2015:

Details	06.30.2016	12.31.2015
	ThCh$	ThCh$
Opening Balance	54,190,546	66,050,213
Dividends received	(745,806)	(1,250,000)
Variation of minimum dividends from equity investees	447,500	(217,750)
Share in operating income	564,329	(1,613,839)
Unrealized income	42,633	85,266
Other investment increases in associates (Capital Contribution Leão Alimentos e Bebidas Ltda.).	6,105,732	915,070
Increase (Decrease) due to foreign currency translation differences	5,920,969	(9,778,414)
Ending Balance	66,525,903	54,190,546

The main movements for the periods ended 2016 and 2015:

•             During the 2016 and 2015 periods Envases CMF S.A. distributed dividends in the amounts of ThCh$745,805 and ThCh$1,250,000 respectively.

•             During 2016 and 2015 Sorocaba Refrescos S.A. has not distributed dividends.

•             During the 2016 and 2015 periods, Leão Alimentos e Bebidas Ltda. carried out a capital increase.  Rio de Janeiro Refrescos Ltda. participated in this capital increase regarding its ownership interest for an amount of ThCh$6,105,732 and ThCh$915,070 respectively

13.3 Reconciliation of share of profit in investments in associates:

Details	06.30.2016	06.30.2015
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	564,329	(23,110)

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(359,518)	(347,108)
Amortization of Fair Value in CMF S.A.	42,633	42,633
Income (expense) Statement Balance	247,444	(327,585)

13.4                        Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of June 30, 2016:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	60,462,059	102,224,185	10,336,039	588,935	312,278,345
Total liabilities	23,348,895	49,668,239	—	—	102,726,184
Total revenue	22,926,078	22,779,803	142,034	1,028	288,687,503
Net income (loss) of associate	1,184,279	(2,358,782)	—	586,029	(14,511,462)

Reporting date	06/30/2016	05/31/2016	05/31/2016	05/31/2016	05/31/2016

NOTE 14 —  INTANGIBLE ASSETS AND GOODWILL

14.1                        Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	June 30, 2016			December31, 2015
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	677,981,152	—	677,981,152	658,625,624	—	658,625,624
Software	23,334,813	(17,828,670)	5,506,143	22,378,687	(15,814,299)	6,564,388
Water rights	525,015	(50,039)	474,976	536,940	(60,297)	476,643
Total	701,840,980	(17,878,709)	683,962,271	681,541,251	(15,874,596)	665,666,655

(1)         Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as permanent contracts. These production and distribution rights, and in conjunction with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights are composed in the following manner and are not subject to amortization:

	06.30.2016	12.31.2015
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	300,305,727	300,305,727
Brazil (Rio de Janeiro, Espirito Santo, Riberao Preto and the investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	208,107,577	183,687,154
Paraguay	168,495,429	173,304,596
Argentina (North and South)	1,072,419	1,328,147
Total	677,981,152	658,625,624

The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to June 30, 2016 and December 31, 2015:

	June 30, 2016				December 31, 2015
	Distribution				Distribution
Details	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	658,625,624	476,643	6,564,388	665,666,655	719,385,108	447,037	8,349,134	728,181,279
Additions	—	975	494,792	495,767	—	—	1,191,200	1,191,200
Amortization	—	(1,352)	(1,606,201)	(1,607,553)	—	(6,394)	(2,681,923)	(2,688,317)
Other increases (decreases)(1)	19,355,528	(1,290)	53,164	19,407,402	(60,759,484)	36,000	(294,023)	(61,017,507)
Total	677,981,152	474,976	5,506,143	683,962,271	658,625,624	476,643	6,564,388	665,666,655

(1) Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights into the presentation currency.

14.2    Goodwill

Goodwill is considered as the excess acquisition cost over fair value of the group´s ownership interest in identifiable net assets of the acquired subsidiary at the acquisition date.

14.2.1 Measurement of recoverable goodwill value.

Goodwill is annually reviewed but its recoverable value is checked during anticipated periods, if there are facts which indicate a possible impairment. These signs may include new legal dispositions, changes in the economic environment affecting business operating performance indicators, movements in the competition, or the sale of a significant part of the cash generating unit (CGU).

Management reviews business performance based on geographic segments.  Goodwill is monitored by operating segment that includes different cash generating units of the operations in Chile, Brazil, Argentina and Paraguay.  Impairment of distribution rights is geographically monitored at the CGU or group of cash generating units that correspond to specific territories for which Coca-Cola distribution rights have been acquired.  These cash generating units or groups of cash generating units are composed by:

•                  Regions in Chile (excluding Metropolitan Region, province of Rancagua and province of San Antonio)

•                  Argentina North

•                  Argentina South

•                  Brazil (state of Rio de Janeiro and Espirito Santo)

•                  Brazil (Ipiranga territories)

•                  Brazil: the investment in the associate Sorocaba

•                  Brazil: the investment in the associate Leão Alimentos S.A.

•                  Paraguay

In order to check if goodwill has suffered an impairment loss, the company compares its book value with its recoverable value, and an impairment loss is recognized for the excess of the book value amount of the asset over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate method.

14.2.2              Main assumptions used in the annual test:

a.         Discount rate:

The real discount rate applied in the annual test carried out in December 2015 was estimated with the Capital Asset Pricing Model which allows estimating a discount rate according to the risk level of the CGU in the country where it operates.  A nominal discount rate before taxes is used according to the following table:

	Discount Rate
	2014	2015
Argentina	32.8%	34.1%
Chile	7.2%	7.7%
Brazil	10.7%	11.6%
Paraguay	12.4%	11.5%

Management carried out the annual goodwill impairment test as of December 31, 2015 for each CGU.

b.                  Other assumptions

Financial projections to determine the net value of future cash flows are modelled considering the main variables of the historical flows of the CGU, and approved budgets. In this sense, a conservative growth rate is used, which fluctuates between 1.5% and 3% for the soft drinks category and between 6% and 7% for the less developed categories such as juices and water. Perpetuity growth rates between 2% and 3% depending on the level of per capita consumption of our products at each operation are set beyond the fifth year of projection.

The variables of greater sensitivity in these projections are the discount rates applied in determining the net present value of the projected cash flows, sales volume, sale prices and growth of unit variable cost vs. fixed cost. For the purpose of the impairment test, sensitivities were conducted in these critical variables according to the following:

•                  Annual volume variation: corresponds to an increase or decrease of 1 percentage point of total annual volume. This variation is applied for every year.

•                  Price variation: corresponds to an increase or decrease of 1 percentage point of the real price of each product. This variation is applied only during the first year, there fore prices for every year are adjusted by 1 percentage point.

•                  Fixed costs variation: it assumes which fixed costs (labor and other fixed expenses) have greater or lesser correlation with volume variation, for example 10 percentage points higher means that the fixed cost has less correlation with volume.

•                  Discount rate: corresponds to an increase or decrease of 50 bps in the discount rate of future cash flows

14.2.3              Conclusions

As a result of the annual test, no impairments have been identified in any of the CGUs assuming conservative EBITDA margin projections and in line with the markets’ history.

Despite the deterioration of the macroeconomic conditions experienced by the economies of the countries where the cash generating units develop their operations, recovery values from the impairment test were higher than the book values of assets.

14.2.4              Goodwill by business segment and country

Movement in goodwill is detailed as follows:

Period January 1, to June 31, 2016 :

Operating segment	01.01.2016	Additions	Disposals or impairments	Foreigng currency translation differrences where functional currency is different from presentation currency	06.30.2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	71,960,960	—	—	9,431,199	81,392,159
Argentine operation	7,720,202	—	—	(1,486,490)	6,233,712
Paraguayan operation	7,651,751	—	—	(212,336)	7,439,415
Total	95,835,936	—	—	7,732,373	103,568,309

Period January 1, to December 31, 2015

Operating segment	01.01.2015	Additions	Disposals or impairments	Foreigng currency translation differrences where functional currency is different from presentation currency	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	—	—	—	8,503,023
Brazilian operation	90,122,057	—	—	(18,161,097)	71,960,960
Argentine operation	10,058,725	—	—	(2,338,523)	7,720,202
Paraguayan operation	8,240,394	—	—	(588,643)	7,651,751
Total	116,924,199	—	—	(21,088,263)	95,835,936

NOTE 15 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	06.30.2016	12.31.2015
	ThCh$	ThCh$
Bank loans	25,370,147	23,990,783
Bonds payable	22,939,783	19,236,780
Deposits in guarantee	12,013,372	16,247,026
Derivative contract obligations (see note 20)	4,856,581	107,428
Leasing agreements	3,061,524	2,635,671
Total	68,241,407	62,217,688

Non-current	06.30.2016	12.31.2015
	ThCh$	ThCh$
Bank loans	21,882,073	30,237,950
Bonds payable	686,503,601	718,004,190
Leasing agreements	19,226,496	17,057,204
Total	727,612,170	765,299,344

The fair value of the aforementioned assets and liabilities is presented below:

Current	Book Value 06.30.2016	Fair Value 06.30.2016	Book Value 12.31.2016	Fair Value 12.31.2016
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents (3)	100,025,755	100,025,755	129,160,939	129,160,939
Other financial assets (3)	80,975,166	80,975,166	87,491,931	87,491,931
Trade and other accounts receivable (3)	142,783,231	142,783,231	176,385,386	176,385,386
Accounts receivable from related companies (3)	2,824,330	2,824,330	4,610,500	4,610,500
Bank loans (1)	25,370,147	25,265,532	23,990,783	23,928,084
Bonds payable (2)	22,939,783	24,787,400	19,236,780	20,732,412
Deposits in guarantee (3)	12,013,372	12,013,372	16,247,026	16,247,026
Derivative contract obligations (see note 20)	4,856,581	4,856,581	107,428	107,428
Leasing agreements (3)	3,061,524	3,061,524	2,635,671	2,635,671

Non current	30.06.2016	30.06.2016	12.31.2015	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial assets (3)	92,157,835	92,157,835	181,491,527	181,491,527
Trade and other payable (3)	5,304,953	5,304,953	5,931,999	5,931,999
Accounts payable to related parties (3)	14,918	14,918	14,732	14,732
Bank loans (1)	21,882,073	17,064,270	30,237,950	24,678,828
Bonds payable (2)	686,503,601	735,259,380	718,004,190	765,111,961
Leasing agreements (3)	19,226,496	19,226,496	17,057,204	17,057,204

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

15.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	06.30.2016	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Unidad de fomento	Semiannually	4.29%	4.29%	—	109,224	109,224	214,927
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	Unidad de fomento	Semiannually	3.43%	3.43%	—	463,810	463,810	275,268
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	122,647	—	122,647	447,296
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	31,201	—	31,201	115,800
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	98,264	105,538	203,802	772,594
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	30.00%	30.00%	258,517	—	258,517	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	41.00%	41.00%	3,376	—	3,376	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	29.00%	29.00%	3,520,299	—	3,520,299	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	—	—	—	242,450
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	49,132	52,769	101,901	247,221
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	49,132	52,769	101,901	247,221
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	36,759	77,894	114,653	174,888
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	34,463	70,631	105,094	164,565
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	—	—	—	122,127
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	137,373
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	—	—	—	259,727
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	53,042	48,860	101,902	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	32.00%	32.00%	140,076	—	140,076	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Dollars	Monthly	2.99%	2.99%	—	11,905,446	11,905,446	12,817,824
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	742,031	232,511	974,542	997,300
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	4.50%	4.50%	2,149,587	704,338	2,853,925	2,523,766
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	3,256,420	1,001,411	4,257,831	3,876,520
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Quarterly	3.86%	3.860%	—	—	—	353,916
											Total	25,370,147	23,990,783

(1) The Bicentennial credit granted by Banco de la Nación Argentina to Embotelladora del Atlántico S.A. at a preferential rate is a benefit of the Argentine Government to promote investment projects. Embotelladora del Atlántico S.A. registered investment projects and received the bicentennial credit at a preferential rate of 9.9% a year, the financial expense is recognized according to the market rate, and the financial expense differential between market and nominal rate was allocated as a lower cost of the fixed asset.

15.1.2  Bank obligations, non-current June 30, 2016

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	06.30.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	2,896,338	415,478	415,478	415,478	—	4,142,772
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	1,076,026	588,111	588,111	588,111	—	2,840,359
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dollars	Semiannually	2.99%	2.99%	5,905,089	—	—	—	—	5,905,089
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Quarterly	6.00%	6.00%	1,936,929	1,936,929	1,936,929	1,936,929	—	7,747,716
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	4.29%	4.29%	1,246,137	—	—	—	—	1,246,137

														Total	21,882,073

15.1.2  Bank obligations, non-current December 31, 2015

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2015
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	6.63%	6.63%	3,323,725	1,258,291	466,032	413,519	—	5,461,567
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	7.15%	7.15%	776,263	672,484	493,743	431,272	—	2,373,762
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Semiannually	2.992%	2.992%	12,681,431	—	—	—	—	12,681,431
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	4.50%	4.50%	2,020,483	2,020,483	2,020,483	2,020,480	—	8,081,929
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	44,560	—	—	—	—	44,560
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	50,970	—	—	—	—	50,970
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	Semiannually	4.29%	4.29%	1,543,731	—	—	—	—	1,543,731

Total															30,237,950

15.1.3  Restrictions

In general, the Company’s bank obligations are not subject to the fulfilment of covenants, with the exception of debt kept by the subsidiary Rio de Janeiro Refrescos Ltda. with Banco Itaú with maturity in 2017 at a 2.992% annual rate, which is primarily recorded under other current liabilities. The covenant associated with this debt is that: the gross debt deducting available cash must not exceed 2.5 times EBITDA at the annual closing date. As of December 31, 2015 the debt of Rio de Janeiro Refrescos Ltda reaches 1.5 times EBITDA according to the following details:

Items included in the indicator to the date of the last annual closing are:	ThR$
Borrowings with various third the Andina group	1,049,600
Cash and cash equivalents	237,716
EBITDA	539,645

15.2.1        Bonds payable

	Current		Non-current		Total
Composition of bonds payable	06.30.2016	12.31.2015	06.30.2016	12.31.2015	06.30.2016	12.31.2015
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	23,432,496	20,172,356	691,240,684	723,191,154	714,673,180	743,363,510
Expenses of bond issuance and discounts on placement	(492,713)	(935,576)	(4,737,083)	(5,186,964)	(5,229,796)	(6,122,540)
Net balance presented in statement of financial position	22,939,783	19,236,780	686,503,601	718,004,190	709,443,384	737,240,970

15.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market:

		Face	Unit of	Interest	final	Interest	Date Amortization of
	Series	amount	Adjustment	rate	Maturity	Payment	capital	06.30.1016	12.31.2015
								M$	M$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	375,000	UF	3,0%	08-15-2017	Semiannually	08-15-2016	6,621,715	6.550.372
SVS Registration N°254 SVS 06.13.2001	B	2,630,777	UF	6,5%	06-01-2026	Semiannually	12-01-2016	5,444,319	5.213.755
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4,0%	08-15-2031	Semiannually	02-15-2021	578,301	571.003
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3,5%	08-16-2020	Semiannually	02-16-2017	3,595,492	333.479
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3,8%	08-16-2034	Semiannually	02-16-2032	1,471,134	1.447.249
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3,75%	03-01-2035	Semiannually	09-01-2032	967,939	952.223
Bonds USA	—	575,000,000	US$	5,0%	10-01-2023	Semiannually	10-01-2023	4,753,596	5.104.275
Total current portion								23,432,496	20.172.356

Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	375,000	UF	3,0%	08-15-2017	Semiannually	08-15-2016	3,256,509	6.407.273
SVS Registration N°254 SVS 06.13.2001	B	2,630,777	UF	6,5%	06-01-2026	Semiannually	12-01-2016	63,458,261	64.965.518
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4,0%	08-15-2031	Semiannually	15-02-2021	39,078,105	38.443.635
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3,5%	08-16-2020	Semiannually	02-16-2017	22,795,561	25.629.090
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3,8%	08-16-2034	Semiannually	02-16-2032	104,208,280	102.516.360
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3,75%	03-01-2035	Semiannually	09-01-2032	78,156,218	76.887.278
Bonds USA	—	575,000,000	US$	5,0%	10-01-2023	Semiannually	10-01-2023	380,287,750	408.342.000
Bonds non-current portion								691,240,684	723.191.154

Accrued interest included in the current portion of bonds totaled ThCh$8,584,041 and ThCh$8,923,499 at June 30, 2016 and December 31, 2015, respectively.

15.2.3        Non-current maturities

		Year of maturity				Total non- current
	Series	2017	2018	2019	After	06-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 08.23.2010	A	3,256,508	—	—	—	3,256,508
SVS Registration N°254 06.13.2001	B	5,409,056	5,760,643	6,135,087	46,153,475	63,458,261
SVS Registration N°641 08.23.2010	C	—	—	—	39,078,105	39,078,105
SVS Registration N°759 08.20.2013	C	6,513,018	6,513,018	6,513,018	3,256,507	22,795,561
SVS Registration N°760 08.20.2013	D	—	—	—	104,208,280	104,208,280
SVS Registration N°760 04.02.2014	E	—	—	—	78,156,219	78,156,219
Bonds USA	—	—	—	—	380,287,750	380,287,750
Total		15,178,582	12,273,661	12,648,105	651,140,336	691,240,684

15.2.4        Market rating

The bonds issued on the Chilean market had the following rating at June 30, 2016:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of June 30, 2016 is the following:

BBB	:	Standard&Poors rating
BBB+	:	Fitch Chile Clasificadora de Riesgo Limitada rating.

15.2.5        Restrictions

15.2.5.1    Restrictions regarding bonds placed abroad.

On September 26, 2013, Andina issued a bond in the U.S. Market (Bonds USA) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

15.2.5.2    Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA which was agreed on each bond issue is included.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of June 30, 2016 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50% annual interest rate. The balance of outstanding capital as of June 30, 2016 is UF2,631 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registered under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of June 30, 2016, Indebtedness Level is 0.85 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of June 30, 2016, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	68,241,407
Other non-current financial liabilities	727,612,170
(-) Other non-current financial assets (hedge derivatives)	92,157,835
Total Consolidated Equity	828,112,588

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of June 30, 2016, this index is 1.60 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,981,756,128
(-)Other non-current financial assets (hedge derivatives)	92,157,835
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,889,598,293

Consolidated liabilities payable not guaranteed	1,270,606,330
(-) Other non-current financial assets (hedge derivatives)	92,157,835
Unsecured Consolidated Liabilities Payable (adjusted)	1,178,448,495

Restrictions regarding bond lines registered in the Securities Registered under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of 3.00%. As of June 30, 2016, the balance of outstanding capital is UF 0.375 million.

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest rate of 4.00%. As of June 30, 2016, the balance of outstanding capital is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010.

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.  To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of June 30, 2016, Net Financial Debt was 0.63 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2016, the values of items included in this restriction are the following:	ThCh$
Cash and cash equivalent	100,025,755
Other current financial assets	80,975,166
Other non-current financial assets (hedge derivatives)	92,157,835
Other current financial liabilities	68,241,407
Other non-current financial liabilities	727,612,170
Total Consolidated Equity	828,112,588

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that meet the following conditions: are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities refers to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of June 30, 2016, this index is 1.60 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,981,756,128
(-)Other non-current financial assets (hedge derivatives)	92,157,835
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,889,598,293
Consolidated liabilities payable not guaranteed	1,270,606,330
(-) Other non-current financial assets (hedge derivatives)	92,157,835
Unsecured Consolidated Liabilities Payable (adjusted	1,178,448,495

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of June 30, 2016 Net Financial Coverage level is 7.09 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2016, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and June 30, 2016	136,362,988
(+) Consolidated Ebitda between January 1 and December 31, 2015	294,245,756
(-) Consolidated Ebitda between January 1 and June 30, 2015	148,570,696
Consolidated Ebitda twelve months (between July 1, 2015 and June 30, 2016) (1)	282,038,048

(+) Consolidated Financial income between January 1 and June 30, 2016	5,417,202
(+) Consolidated Financial income between January 1 and December 31, 2015	10,118,375
(-) Consolidated Financial income between January 1 and June 30, 2015	4,848,053
Consolidated Ebitda twelve months (between July 1, 2015 and June 30, 2016) (1)	10,687,524

(+) Consolidated Financial expenses between January 1 and June 30, 2016	25,159,409
(+) Consolidated Financial expenses between January 1 and December 31, 2015	55,669,217
(-) Consolidated Financial expenses between January 1 and June 30, 2015	30,368,316
Consolidated Ebitda twelve months (between July 1, 2015 and June 30, 2016) (1)	50,460,310

(1) For the purpose of calculating the covenant, EBITDA was calculated as agreed in the bond issue.

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760.

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into three series.

•             Series C outstanding as of June 30, 2016, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of June 30, 2016 is UF 1.0 million.

•             Series D and E outstanding at June 30, 2016 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million during April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at June 30, 2016 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of June 30, 2016, Indebtedness Level is 0.63 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2016, the values of items included in this restriction are the following:	ThCh$
Cash and cash equivalent	100,025,755
Other current financial assets	80,975,166
Other non-current financial assets (hedge derivatives)	92,157,835
Other current financial liabilities	68,241,407
Other non-current financial liabilities	727,612,170
Total Consolidated Equity	828,112,588

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets:  assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of June 30, 2016, this index is 1.60 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of June 30, 2016, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	1,981,756,128
(-)Other non-current financial assets (hedge derivatives)	92,157,835
Consolidated Assets free of pledges, mortgages or other liens (adjusted)	1,889,598,293
Consolidated liabilities payable not guaranteed	1,270,606,330
(-) Other non-current financial assets (hedge derivatives)	92,157,835
Unsecured Consolidated Liabilities Payable (adjusted)	1,178,448,495

•             Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of June 30, 2016 and December 31, 2015, the Company complies with all financial collaterals.

15.2.6         Repurchased bonds

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Bonds USA issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding at December 31, 2013. On December 15, 2014, Embotelladora Andina S.A. rescued US$200 million in outstanding bonds from its subsidiary Abisa Corp S.A., thus since legally debtor and creditor are joined in a single entity, the mentioned bond liability becomes extinguished.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On June 30, 2016 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive income.

15.3.1        Derivative contract obligations

Please see details in Note 20.

15.4.1     Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days to	at	At
Name	Country	Tax,ID	type	Type	Currency	Type	rate	rate	90 days	1 year	06.30.2016	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	291,171	994,925	1,286,096	1,044,284
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	217,445	696,844	914,289	780,248
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	144,866	462,128	606,994	412,292
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	19,896	96,712	116,608	198,443
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	21,082	20,305	41,387	103,144
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	22,972	73,178	96,150	97,260
Total											3,061,524	2,635,671

15.4.2     Bank obligations, non-current June 30, 2016

										Maturity
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	More	at
Tx ID	Name	Country	Tax,ID	Name	type	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	06.30.2016
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	2,336,805	2,108,035	2,108,035	2,108,035	8,244,431	16,905,341
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	994,699	—	—	—	—	994,699
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	103,263	—	—	—	—	103,263
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	818,160	—	—	—	—	818,160
	Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	405,033	—	—	—	—	405,033

Total															19,226,496

15.4.2              Non-Current liabilities for leasing agreements December 31, 2015

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax,ID	Name	Type	Currency	type	rate	rate	2 years	3 years	4 years	5 years	5 years	12.31.2015
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilian real	Monthly	13.00%	12.28%	1,940,324	2,799,686	—	—	10,457,637	15,197,647
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilian real	Monthly	9.65%	9.47%	437,913	84,568	—	—	—	522,481
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilian real	Monthly	10.21%	10.22%	327,205	—	—	—	—	327,205
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilian real	Monthly	8.54%	8.52%	269,316	245,255	—	—	—	514,571
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilian real	Monthly	9.39%	9.38%	7,226	—	—	—	—	7,226
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	12.00%	488,074	—	—	—	—	488,074

Total														17,057,204

NOTE 16 — TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	06.30.2016	12.31.2015
	ThCh$	ThCh$
Trade accounts payable	131,854,392	167,492,719
Withholdings tax	16,957,653	35,009,855
Accounts payable Inamar Ltda. (1)	7,784,836	7,784,836
Others	17,662,145	11,542,182
Total	174,259,026	221,829,592

Current	165,001,160	212,526,368
Non-current	9,257,866	9,303,224
Total	174,259,026	221,829,592

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Accruable liabilities pursuant to the Company’s operating leasing agreements are as follows:

06.30.2016
ThCh$
Maturity within one year	2,935,473
Maturity long-term	1,164,446
Total	4,099,919

Total expenses related to operating leases maintained by the Company as of June 30, 2016 and 2015 amounted to ThCh$2,988,309 and ThCh$2,805,970 respectively.

(1)         On December 3, 2015 a land was purchased from Industrias Metalurgicas Inamar Ltda. for an amount of ThCh$ 17,292,040 equivalent to 675,000 UFs, of which there is a balance payable of ThCh$7,784,836 equivalent to 303.750 UFs. Such balance payable will be paid in one installment maturing in 24 more months. To guarantee the payment of this obligation the land has been mortgaged to in favor of Industrias Metalurgicas Inamar Ltda.

NOTE 17 — CURRENT AND NON-CURRENT PROVISIONS

17.1           Balances

The balances of provisions recorded by the Company at June 3, 2016 and December 31, 2015 are detailed as follows:

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
Litigation (1)	74,818,499	64,301,817
Total	74,818,499	64,301,817

Current	385,936	326,093
Non-current	74,432,563	63,975,724
Total	74,818,499	64,301,817

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 21.1)	06.30.2016	12.31.2015
	ThCh$	ThCh$

Tax Contingencies	61,934,236	54,208,233
Labor Contingencies	7,071,064	5,774,453
Civil Contingencies	5,813,199	4,319,131
Total	74,818,499	64,301,817

17.2           Movements

Movement of provisions is detailed as follows:

	06.30.2016			12.31.2015
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	64,301,817	—	64,301,817	77,812,345	—	77,812,345

Additional provisions	636,985	—	636,985	243,330	—	243,330
Increase (decrease) in existing provisions	464,089	—	464,089	1,893,402	—	1,893,402
Payments	1,397,887	—	1,397,887	343,359	—	343,359
Reverse unused provision	—	—	—	(182,670)	—	(182,670)
Increase (decrease) due to foreign exchange differences	8,017,721	—	8,017,721	(15,807,949)	—	(15,807,949)
Total	74,818,499	—	74,818,499	64,301,817	—	64,301,817

NOTE 18 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	06.30.2016	12.31.2015
	ThCh$	ThCh$
Minimum dividend	11,507,671	—
Dividend payable	17,268,757	17,093,596
Other	447,991	714,538
Total	29,224,419	17,808,134

Current	29,007,487	17,565,643
Non-current	216,932	242,491
Total	29,224,419	17,808,134

NOTE 19 — EQUITY

19.1           Paid-in capital

On August 21, 2013 saw the decline of paid capital as of right for not having alienated third 67 shares of Series A and 8,065 Series B shares, which the Company acquired in 2012, to shareholders exercised their right to retire when it was merged with Embotelladoras Coca-Cola Polar S.A, thus passing the capital paid a total of ThCh $ 270,759,299 to a total of ThCh$ 270,737,574.

The paid-in capital of the Company totaled ThCh$270,737,574 as of June 30, 2016 and December 31, 2015. The distribution and classification is detailed as follows:

19.1.1        Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2016	2015	2016	2015	2016	2015
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

19.1.2 Equity:

	Subscribed Capital		Paid-in capital
Series	2016	2015	2016	2015
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

19.1.3        Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

19.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2016, the shareholders agreed to pay out of the 2015 earnings are final dividend to complete the 30% required by the Law 18,046 which was paid in May 2016.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 8,062,137 have been realized at June 30, 2016 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 06.30.2016	Amount of accumulated earnings at 06.30.2016
		ThCh$	ThCh$	ThCh$
Revaluation of assets parent Company	Sale or impairment	14,800,384	(11,791,335)	3,009,049
Foreign currency translation differences of investments in related companies and subsidiaries	Sale or impairment	4,653,301	2,951,623	7,604,924

Full absorption cost accounting parent Company	Sale of products	305,175	(305,175)	—
Post-employment benefits actuarial calculation parent Company	Termination of employees	946,803	(362,210)	584,593

Deferred taxes complementary accounts parent Company	Amortization	(1,444,960)	1,444,960	—

Total		19,260,703	(8,062,137)	11,198,566

The dividends declared and paid during 2016 and 2015 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2015	January	Interim	2014	9.00	9.90
2015	May	Final	2014	15.00	16.50
2015	August	Additional	Retained Earnings	15.00	16.50
2015	October	Interim	2015	15.00	16.50
2016	Janary	Interim	2015	17.00	18.70
2016	May	Final	2015	17.00	18.70
2016 (*)	August	Additional	Retained Earnings	17.00	18.70

(*) As of June 30, 2016, this dividend was pending of payment.

19.3           Reserves

The balance of other reserves include the following:

Description	30.06.2016	31.12.2015
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(159,550,844)	(167,447,157)
Cash flow hedge reserve	2,636,457	27,087,214
Reserve for employee benefit actuarial gains or losses	(1,749,013)	(1,796,285)
Legal and statutory reserves	5,435,538	5,435,538
Total	268,473,658	284,980,830

19.3.1        Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

19.3.2        Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 20).

19.3.3        Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

19.3.4        Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009

19.3.5        Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Details	30.06.2016	31.12.2015
	ThCh$	ThCh$
Brazil	(57,750,024)	(88,444,294)
Argentina	(104,295,287)	(84,913,998)
Paraguay	15,087,319	21,728,456
Exchange rate differences in related companies	(12,592,852)	(15,817,321)
Total	(159,550,844)	(167,447,157)

The movement of this reserve for the fiscal periods ended June 30, 2016 and December 31, 2015 respectively is detailed as follows:

Details	30.06.2016	31.12.2015
	ThCh$	ThCh$
Brazil	30,694,271	(57,582,790)
Argentina	(19,381,289)	(28,640,580)
Paraguay	(6,641,138)	(19,929,293)
Exchange rate differences in related companies	3,224,469	(8,008,796)
Total	7,896,313	(114,161,459)

19.4           Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at June 30, 2016.

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Details	2016	2016	2016
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	12,543	2,454
Andina Empaques Argentina S.A.	0.0209	1,827	462
Paraguay Refrescos S.A.	2.1697	5,170,578	238,929
Vital S.A.	35.0000	8,972,939	97,600
Vital Aguas S.A.	33.5000	2,055,287	35,349
Envases Central S.A.	40.7300	4,878,077	216,049
Total		21,091,251	590,843

19.5           Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	06.30.2016
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	18,266,299	20,092,605	38,358,904
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	38.59	42.45	40.52

	06.30.2015
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	21,310,930	23,441,645	44,752,575
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	45.03	49.53	47.28

NOTE 20 — DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as Derivative Financial Assets

Cross Currency Swaps, also known as interest rate and currency swaps, are valued by the method of discounted future cash flows at a rate corresponding to the risk of the operation. The basis of the information used in the calculations is obtained in the market by using the Bloomberg terminal. Currently Embotelladora Andina maintains Cross Currency Swap for UF/USD and BRL/USD, for which it is necessary to discount future cash flows in UFs, in Brazilian Reais and in U.S. Dollars. For this calculation, the Company uses as discount curves, the UF Zero-Coupon, the Brazilian Real Zero-Coupon and the U.S. Dollar Zero-Coupon.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles. To perform the above calculation, the Company uses market information available on the Bloomberg terminal.

As of the closing date, the Company held the following derivative instruments at June 30, 2016 and December 31, 2015:

20.1     Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit.

As of June 30, 2016, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$26,786, to convert them to liabilities in Brazilian Real. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$6,662,259 at June 30, 2016, which is presented in other financial assets non-current. These swap contracts have the same terms of the underlying bond obligation and expire in 2017. In addition, the excess value of the derivative above the hedged items of ThCh$ 141,409 (ThCh$ 959,012 in December 31, 2015) has been recognized within other equity reserves as of June 30, 2016. The amount of loss recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$ 4,391,788 at June 30, 2016.

b)     Cross Currency Swaps associated with US Bonds

At June 30, 2016, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates. These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in an asset of ThCh$85,495,576 at June 30, 2016, which is presented as other financial assets non-current.  In addition excess value of the derivative above the hedged items of ThCh$5,772,403 has been recognized within other equity reserves as of June 30, 2016. The ineffective portion amount of ThCh$1,989,397 associated with this hedge was recorded in other gains and losses at June 30, 2016.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and the identified ineffective portion of the hedge derivative were compensated with the recycling to loss of the financial derivative instruments reserve in other comprehensive income amounting ThCh$65,434,785 at June 30, 2016.

20.2     Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

During 2016, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars during the year 2016. The total amount of outstanding forward contracts were US$81.7 million at June 30, 2016 (US$0.15 million at December 31, 2015). These agreements were recorded at fair value, resulting in a net loss of ThCh$974,233 for the period ended June 30, 2016. The fair value of these derivative contracts is a liability of ThCh$4,856,581 at June 30, 2016 (liability of ThCh$107,428 at December 31, 2015). The agreements that ensure future flows of foreign currency have been designated as hedge, at June 30, 2016, there is a balance of ThCh$3,277,356 to be recycled to income statement.

Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

Since these derivative contracts do not fulfill IFRS documentation requirements to be considered as hedge instruments, they have been treated as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$92,157,835 and liabilities to ThCh$4,856,581 at June 30, 2016 (assets for ThCh$181,474,306 and liabilities for ThCh$107,428 at December 31, 2015). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:             quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended June 30, 2016, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at June 30, 2016
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other non-current financial assets	—	92,157,835	—	92,157,835
Total assets	—	92,157,835	—	92,157,835

Liabilities
Current liabilities
Other current financial liabilities	—	4,856,581	—	4,856,581
Total liabilities	—	4,856,581	—	4,856,581

	Fair Value Measurements at December 31, 2015
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	—	—	—
Other non-current financial assets	—	181,474,306	—	181,474,306
Total assets	—	181,474,306	—	181,474,306

Liabilities
Current liabilities
Other current financial liabilities	—	107,428	—	107,428
Total liabilities	—	107,428	—	107,428

NOTE 21 — CONTINGENCIES AND COMMITMENTS

21.1           Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,358,089. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$1,006,096 to guaranty judicial liabilities

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$73,074.474. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of June 30, 2016 and December 31, 2015 amounted to ThCh$98,573,010 and ThCh$86,364,210 respectively.

Part of the assets given as warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have been released with the exchange of Warranty Insurance and Bail Letters entered into amounting to R$518,477,142 with different financial institutions and insurance companies in Brazil, through which these entities after a 0.6% commission, become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda.  Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached R$1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for R$598,754,218, was resolved in favor of the Company, however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to R$320,598,471.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criteria, from a total of identified contingencies amounting R$1,249,832,554 (including readjustments of current lawsuits), the Company recorded a provision R$202,716,054 equivalent to ThCh$41,769,056.

b)             Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 79.3 million equivalent to ThCh$ 16,331,088.

3)        Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$324,993. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)        Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to ThCh$ 60,943. The Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

21.2           Direct guarantees and restricted assets:

Guarantees and restricted June 30, 2016 and December 31, 2015 are detailed as follows:

Guarantees that compromise assets including in the financial statements:

	Provided by		Committed assets		Balance pending payment on the closing date of the financial statements
Guarantee in favor of	Name	Relationship	Guarantee	Type	06-30-2016	12-31-2015
					ThCh$	ThCh$
Industria Metalúrgica Inamar Ltda.	Embotelladora Andina S.A.	Parent Company	Land	Property, plant and equipment	17,292,040	17,292,040
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	1,140	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,416	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Trade and other receivables	3,508	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	4,579	4,579
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Trade and other receivables	2,565	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other financial assets	3,573,677	2,499,232
Reclamantes ações civeis e tributarias	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other financial assets	9,383,482	7,929,131
Instituciones gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	85,615,851	75,935,847
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	879	1,089
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	1,319	1,634
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	15,831	19,606
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	943	1,168
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	16	0
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	240,684	96,045
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	97,073	2,316
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	3,926	4,862
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	607,106	538,968
Otros	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	187	—
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	7,915	9,803
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other non-current, non-financial assets	24,494	30,335
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other non-current, non-financial assets	9,122	11,297
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Machinery import	Other non-current, non-financial assets	37,969	47,023
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	7,678	9,508
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	11,810	14,626
Municipalidad de Picun Leufu	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	171	—
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other non-current, non-financial assets	10,558	—
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	3,987	—
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Property, plant and equipment	Property, plant and equipment	864	—
Total					116,962,790	104,459,738

Guarantees provided without obligation of assets included in the financial statements:

	Provided by		Committed assets		Amounts involved
Guarantee in favor of	Name	Relationship	Guarantee	Type	06-30-2016	12-31-2015
					ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	639,144
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	536,315
Importadora Casa y Regalos	Trans-Heca S.A.	Subsidiary	Guarantee insurance	Compliance with lease	6,635	—
Procesos trabajadores	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,240,240	575,583
Procesos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	5,556,917	2,370,025
Gobierno Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	88,043,694	74,198,243
Gobierno Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	12,396,213	10,450,612
HSBC	Sorocaba Refescos S.A.	Subsidiary	Loan	co-signers	4,120,942	3,637,369
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	3,766,355	3,234,566
Aduana de Ezeiza	Andina Empaques S.A.	Subsidiary	Guarantee insurance	Faithful fulfillment of contract	7,917,719	235,981
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee insurance	Faithful fulfillment of contract	42,772	—

NOTE 22 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of June 30, 2016, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 3.0% during the period between January 1 and June 30, 2016 (instead of 1.65%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$3,158,922.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.              Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 100 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.                                          Sale Interruption:

When a customer has outstanding debts for an amount greater than US$ 250,000, and over 60 days expired, sale is suspended.  The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed US$1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required.

ii.                                       Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60%between 60 and 91 days, 90%between 91 and 120 days overdue and 100% for more than 120 days.  Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.                                    Prepayment to suppliers

The Policy establishes that US$25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned.  The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required.  Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under US$25,000.

iv.                                   Guarantees

In the case of Chile, we have insurance with Compañìa de Seguros de Crédito Continental S.A.  (AA rating -according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile for 84% both for the existing as well as the expired debt, total amount of the trade debtors in Chile reached ThCh$46,580,622. A provision of ThCh$1,384,284 has been made for the portion of past due outstanding debt portfolio not covered by the insurance.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.         Financial investments

The Company has a Policy that is applicable to all of the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration.  The companies of the group can invest in:

a.              Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1  (Fitch) or equivalent for deposits of less than 1 year and rated A (S&P) or equivalent for deposits of more than 1 year.

b.              Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with AA+ rating (S&P) or equivalent.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of June 30, 2016, the Company maintains a net investment of ThCh$79,423,870 in Argentina, composed by the recognition of assets amounting to ThCh$154,393,906 and liabilities amounting to Ch$74,970,036. These investments accounted for 28.8% of the Company’s consolidated sales revenues

As of June 30, 2016, the Argentine peso devalued 19.3% with respect to the Chilean peso.

During 2015 exchange restrictions existed in Argentina and until mid-December, there was a parallel foreign exchange market with a higher than the official exchange rate. With the arrival of the new Argentine Government, fixing exchange rate is lightened by increasing parity of the Argentine peso versus dollar at the close to values similar to those that kept the parallel market.

If the exchange rate of the Argentinean Peso devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of ThCh$793,624 and decrease in equity of ThCh$3,589,775, originated by lower asset recognition of ThCh$8,199,737 and by lower liabilities recognition of ThCh$4,609,962.

a.2 Investment in Brazil

As of June 30, 2016, the Company maintains a net investment of ThCh$254,933,283 in Brazil, composed by the recognition of assets amounting to ThCh$764,268,172 and liabilities amounting to ThCh$509,334,889. These investments accounted for 32.9% of the Company’s consolidated sales revenues.

As of June 30, 2016, the Brazilian Real appreciated 13.3% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real appreciated an additional 5% with respect to the Chilean Peso, the Company would have higher income from the operation in Brazil of ThCh$770,748 and increase in equity of

ThCh$13,145,115, originated by higher asset recognition of ThCh$44,056,425 and by higher liabilities recognition of ThCh$30,911,310.

a.3 Investment in Paraguay

As of June 30, 2016, the Company maintains a net investment of ThCh$238,304,201 in Paraguay, composed by the recognition of assets amounting to ThCh$275,650,449 and liabilities amounting to ThCh$37,346,248. These investments accounted for 7.8% of the Company’s consolidated sales revenues.

As of June 30, 2016, the Paraguayan Guarani devaluated 2.8% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devaluated an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of ThCh$530,384 and  a decrease in equity of ThCh$11,784,478 originated by lower asset recognition of ThCh$13,583,136 and lower liabilities recognition of ThCh$1,798,658.

b) Net exposure of assets and liabilities in foreign currency: the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of June 30, 2016, the Company maintains a net liability position totaling ThCh$389,601,004, basically composed of obligations with the public and bank liabilities for ThCh$402,851,882 offset partially by financial assets denominated in dollars for ThCh$13,250,878.

Of total financial liabilities denominated in US dollars, ThCh$17,810,535 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other ThCh$385,041,347 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of June 30, 2016 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$9,944,028.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19% of our cost of sales or approximately US$340 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$81.7 million for future purchases have been hedged as of June 30, 2016.

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$1,352,251 as of June 30, 2016. Currently, the Company has contracts to hedge this effect in Brazil and Chile.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. The possible effects in these consolidated financial statements, in case of a 5% increase in prices of its main raw materials, would be a reduction of ThCh$5,169,281 in earnings for the period ended June 30, 2016. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets  (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Maturity
Item	1 year	More 1 year up to 2	More 2 years up to 3	More 3 up to 4	More 4 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	22,593,127	14,077,117	2,810,701	2,528,979	2,530,036
Bond payable	47,688,704	47,325,267	43,794,282	43,568,294	816,209,577
Operating lease obligations	6,543,833	4,222,331	3,142,616	2,038,501	15,538,900
Purchase obligations	113,764,274	10,808,828	3,542,516	2,302,848	9,993,684
Total	190,589,938	76,433,543	53,290,115	50,438,622	844,272,197

NOTE 23 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.16	01.01.15	04.01.16	04.01.15
Details	06.30.16	06.30.15	06.30.16	06.30.15
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	368,616,736	412,942,838	163,316,340	183,339,355
Payroll and employee benefits	140,929,793	139,088,449	74,704,459	69,200,116
Transportation and distribution	72,310,439	85,293,562	31,794,201	37,113,727
Marketing	18,565,886	22,138,334	8,784,127	8,692,492
Depreciation and amortization	47,082,293	50,547,305	23,821,915	24,588,022
Repairs and maintenance	17,989,396	16,098,614	10,984,213	8,934,825
Other expenses	70,610,884	82,310,656	30,000,653	38,774,514
Total	736,105,427	808,419,758	343,405,908	370,643,051

NOTE 24 —  OTHER INCOME

Other income is detailed as follows:

	01.01.2016	01.01.2015	04.01.2016	04.01.2015
Details	06.30.2016	06.30.2015	06.30.2016	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	153,775	147,783	59,552	57,294
Perma accounts receivable updates	—	422,843	—	422,843
Others	290,816	146,793	264,351	71,644
Total	444,591	717,419	323,903	551,781

NOTE 25 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2016	01.01.2015	04.01.2016	04.01.2015
Details	06.30.2016	06.30.2015	06.30.2016	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and Non-operating fees	4,743,015	1,468,376	3,207,151	(60,088)
Tax on bank debits	3,416,109	3,918,381	1,407,346	1,714,142
Disposal and write-off of property, plant and equipment	1,263,269	473,168	1,214,720	346,211
Compensation for restructuring	—	576,569	—	177,333
Donations flood repairs and northern Chile	—	140,697	—	140,697
Others	709,416	460,642	527,609	369,071
Total	10,131,809	7,037,833	6,356,826	2,687,366

NOTE 26 —  FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)             Finance income

	01.01.2016	01.01.2015	04.01.2016	04.01.2015
Details	06.30.2016	06.30.2015	06.30.2016	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$

Interest income	4,647,854	4,324,618	2,200,177	2,069,173
Other interest income	769,348	523,435	458,854	239,047
Total	5,417,202	4,848,053	2,659,031	2,308,220

b)             Finance expenses

	01.01.2016	01.01.2015	04.01.2016	04.01.2015
Details	06.30.2016	06.30.2015	06.30.2016	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$

Bond interest	20,563,733	21,593,432	10,472,057	10,500,785
Bank loan interest	1,982,885	4,960,694	987,286	2,034,803
Other interest costs	2,612,791	3,814,190	1,336,229	2,433,212
Total	25,159,409	30,368,316	12,795,572	14,968,800

NOTE 27 —  OTHER (LOSSES) AND GAIN

Other (losses) and gains are detailed as follows:

	01.01.2016	01.01.2015	04.01.2016	04.01.2015
Details	06.30.2016	06.30.2015	06.30.2016	06.30.2015
	ThCh$	ThCh$	ThCh$	ThCh$

Gains (loss) on derivative transactions raw materials	8,927	(1,243,147)	12,989	103,109
(Losses) gains on ineffective portion of hedge derivatives (see note 20 b)	(1,989,397)	(1,656,114)	(1,124,444)	(1,676,430)
Other income and (expenses	5,082	(40,358)	(4)	(19,556)
Total	(1,975,388)	(2,939,619)	(1,111,459)	(1,592,877)

NOTE 28 — LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances as of June 30, 2016 and December 31, 2015, are the following:

CURRENT ASSETS	06.30.2016	12.31.2015
	ThCh$	ThCh$
Cash and cash equivalents	100,025,755	129,160,939
US$Dollars	13,250,878	13,598,302
Euros	1,851	1,859
Chilean pesos	48,155,092	35,545,272
Brazilean Real	29,289,924	43,215,795
Argentine Pesos	1,388,646	27,168,042
Paraguayan Guarani	7,939,364	9,631,669

Other financial assets	80,975,166	87,491,931
Unidad de Fomento	80,954,585	87,491,453
Brazilean Real	20,581	—
Argentine Pesos	—	478

Other non-financial assets	9,413,984	8,686,156
US$Dollars	220,933	37,370
Chilean pesos	5,208,003	4,883,158
Brazilean Real	2,784,913	2,157,877
Argentine Pesos	762,371	813,706
Paraguayan Guarani	437,764	794,045

Trade and other accounts receivable, net	142,783,231	176,385,836
US$Dollars	1,402,704	772,358
Euros	48,480	159,318
Unidad de Fomento	1,441,419	2,085,824
Chilean pesos	58,938,839	68,893,839
Brazilean Real	59,653,908	66,063,716
Argentine Pesos	17,569,513	31,780,221
Paraguayan Guarani	3,726,618	6,630,560
Other currencies	1,750	—

Accounts receivable from related companies	2,824,330	4,610,500
Chilean pesos	2,824,330	4,610,500

Inventory	138,079,309	133,333,253
US$Dollars	852,484	583,647
Chilean pesos	44,302,501	42,552,421
Brazilean Real	40,814,851	32,192,760
Argentine Pesos	41,829,019	45,200,226
Paraguayan Guarani	10,280,454	12,804,199

Current tax assets	2,727,375	7,741,241
Chilean pesos	—	5,562,239
Brazilean Real	2,727,375	2,179,002

Total Current Assets	476,829,150	547,409,856
US$Dollars	15,726,999	14,991,677
Euros	50,331	161,177
Unidad de Fomento	82,396,004	89,577,277
Chilean pesos	159,428,765	162,047,429
Brazilean Real	135,291,552	145,809,150
Argentine Pesos	61,549,549	104,962,673
Paraguayan Guarani	22,384,200	29,860,473
Other currencies	1,750	—

NON-CURRENT ASSETS	06.30.2016	12.31.2015
	ThCh$	ThCh$
Other financial assets	92,157,835	181,491,527
Chilean pesos	31,094,704	41,335,207
Brazilean Real	61,063,131	140,156,320

Other non-financial assets	19,402,449	18,289,901
US$Dollars	39,590	36,890
Unidad de Fomento	261,986	253,553
Chilean pesos	249,969	950,370
Brazilean Real	16,517,464	14,115,166
Argentine Pesos	2,206,202	2,669,665
Paraguayan Guarani	127,238	264,257

Trade and other receivables	5,304,953	5,931,999
Unidad de Fomento	7,021	5,443,951
Chilean pesos	5,209,867	389,439
Argentine Pesos	1,985	3,196
Paraguayan Guarani	86,080	95,413

Accounts receivable from related parties	14,918	14,732
Chilean pesos	14,918	14,732

Investments accounted for under the equity method	66,525,903	54,190,546
Chilean pesos	18,130,250	17,793,783
Brazilean Real	48,395,653	36,396,763

Intangible assets other than goodwill	683,962,271	665,666,655
Chilean pesos	305,525,783	306,346,125
Brazilean Real	208,616,583	184,337,841
Argentine Pesos	1,324,476	1,678,095
Paraguayan Guarani	168,495,429	173,304,594

Goodwill	103,568,309	95,835,936
Chilean pesos	9,523,766	9,523,768
Brazilean Real	80,371,415	70,940,216
Argentine Pesos	6,233,712	7,720,202
Paraguayan Guarani	7,439,416	7,651,750

Property, plant and equipment	650,953,130	640,529,872
US$Dollars	475,313	213,046
Euros	4,742,572	14,889
Chilean pesos	283,047,156	286,554,400
Brazilean Real	214,012,374	185,976,882
Argentine Pesos	75,276,889	89,728,516
Paraguayan Guarani	73,398,826	78,042,139

Total Non-Current Assets	1,621,889,768	1,661,951,168
US$Dollars	514,903	249,936
Euros	4,742,572	14,889
Unidad de Fomento	269,007	5,697,504
Chilean pesos	652,796,413	662,907,824
Brazilean Real	628,976,620	631,923,188
Argentine Pesos	85,043,264	101,799,674
Paraguayan Guarani	249,546,989	259,358,153

	As of June 30, 2016			As of December 31, 2015
CURRENT LIABILITIES	Until 90 days	More 90 days until 1 year	Total	Until 90 days	More 90 days until 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	22,100,134	46,141,273	68,241,407	10,462,227	51,755,461	62,217,688
US$Dollars	4,159,421	5,345,572	9,504,993	23,237	4,472,384	4,495,621
Unidad de Fomento	6,701,306	12,259,248	18,960,554	6,656,770	8,779,270	15,436,040
Chilean peso	—	9,072,262	9,072,262	—	8,511,732	8,511,732
Brazilean real	6,842,498	18,048,676	24,891,174	2,762,291	22,522,510	25,284,801
Argentine peso	4,396,909	764,935	5,161,844	1,019,929	6,880,535	7,900,464
Paraguayan guarani	—	650,580	650,580	—	589,030	589,030

Trade and other accounts payable	163,894,577	1,106,583	165,001,160	212,481,849	44,519	212,526,368
US$Dollars	6,868,847	—	6,868,847	6,375,519	—	6,375,519
Euros	1,800,387	—	1,800,387	3,095,017	—	3,095,017
Unidad de Fomento	422,409	—	422,409	60,256	—	60,256
Chilean peso	56,442,796	1,094,038	57,536,834	67,973,784	—	67,973,784
Brazilean real	42,765,411	—	42,765,411	49,371,155	—	49,371,155
Argentine peso	50,349,591	12,545	50,362,136	77,976,299	44,519	78,020,818
Paraguayan guarani	5,245,136	—	5,245,136	7,629,819	—	7,629,819

Trade and other accounts payable to related companies	32,257,084	374,964	32,632,048	46,349,316	2,303,511	48,652,827
US$Dollars	3,104,337	374,654	3,478,991	5,689,731	2,303,511	7,993,242
Chilean peso	9,434,192	—	9,434,192	18,331,259	—	18,331,259
Brazilean real	14,346,255	—	14,346,255	16,806,693	—	16,806,693
Argentine peso	5,372,300	—	5,372,300	5,521,633	—	5,521,633
Paraguayan guarani	—	310	310	—	—	—

Provisions	324,993	60,943	385,936	263,411	62,682	326,093
Chilean peso	324,993	—	324,993	263,411	—	263,411
Paraguayan guarani	—	60,943	60,943	—	62,682	62,682

Income taxes payable	—	7,403,459	7,403,459	—	7,494,832	7,494,832
Chilean peso	—	2,925,300	2,925,300	—	—	—
Argentine peso	—	3,709,120	3,709,120	—	7,312,031	7,312,031
Paraguayan guaraní	—	769,039	769,039	—	182,801	182,801

Employee benefits current provisions	—	25,464,833	25,464,833	—	31,790,759	31,790,759
Chilean peso	—	4,539,992	4,539,992	—	5,709,834	5,709,834
Brazilean real	—	11,977,918	11,977,918	—	13,908,362	13,908,362
Argentine peso	—	8,416,005	8,416,005	—	11,505,671	11,505,671
Paraguayan guarani	—	530,918	530,918	—	666,892	666,892

Other non-financial liabilities	952,222	28,055,265	29,007,487	—	17,565,643	17,565,643
Unidad de Fomento	203,615	—	203,615	—	—	—
Chilean peso	748,607	27,759,231	28,507,838	—	17,446,738	17,446,738
Argentine peso	—	4,297	4,297	—	4,097	4,097
Paraguayan guarani	—	291,737	291,737	—	114,808	114,808

Total current liabilities	219,529,010	108,607,320	328,136,330	269,556,803	111,017,407	380,574,210
US$Dollars	14,132,605	5,720,226	19,852,831	12,088,487	6,775,895	18,864,382
Euros	1,800,387	—	1,800,387	3,095,017	—	3,095,017
Unidad de Fomento	7,327,330	12,259,248	19,586,578	6,717,026	8,779,270	15,496,296
Chilean peso	66,950,588	45,390,823	112,341,411	86,568,454	31,668,304	118,236,758
Brazilean real	63,954,164	30,026,594	93,980,758	68,940,139	36,430,872	105,371,011
Argentine peso	60,118,800	12,906,902	73,025,702	84,517,861	25,746,853	110,264,714
Paraguayan guarani	5,245,136	2,303,527	7,548,663	7,629,819	1,616,213	9,246,032

	As of June 30, 2016				As of December 31, 2015
NON-CURRENT LIABILITIES	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total	More than 1 until 3 years	More than 3 years until 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	47,685,645	31,925,317	648,001,208	727,612,170	57,504,558	33,608,752	674,186,034	765,299,344
US$ Dollars	405,034	—	374,881,802	375,286,836	488,076	—	402,719,166	403,207,242
Unidad de Fomento	28,272,785	23,936,245	260,658,905	312,867,935	31,185,811	24,633,712	261,009,231	316,828,754
Brazilean real	19,007,826	7,989,072	12,460,501	39,457,399	25,735,141	8,975,040	10,457,637	45,167,818
Argentine peso	—	—	—	—	95,530	—	—	95,530

Trade and other payables	9,257,866	—	—	9,257,866	9,303,224	—	—	9,303,224
US$ Dollars	1,295,866	—	—	1,295,866	1,460,394	—	—	1,460,394
Unidad de Fomento	7,913,211	—	—	7,913,211	7,819,135	—	—	7,819,135
Chilean peso	35,076	—	—	35,076	—	—	—	—
Argentine peso	13,713	—	—	13,713	23,695	—	—	23,695

Provisions	74,432,563	—	—	74,432,563	63,975,724	—	—	63,975,724
Brazilean real	73,074,474	—	—	73,074,474	62,508,137	—	—	62,508,137
Argentine peso	1,358,089	—	—	1,358,089	1,467,587	—	—	1,467,587

Deferred income tax liabilities	10,555,013	—	111,961,202	122,516,215	16,951,042	15,726,891	97,523,768	130,201,701
Chilean peso	1,064,010	—	97,019,719	98,083,729	—	—	97,523,768	97,523,768
Brazilean real	11,695,019	—	—	11,695,019	17,930,877	—	—	17,930,877
Argentine peso	-2,204,016	—	—	-2,204,016	-979,835	—	—	-979,835
Paraguayan guarani	—	—	14,941,483	14,941,483	—	15,726,891	—	15,726,891

Post-employment benefit liabilities	489,711	—	7,944,543	8,434,254	213,835	—	8,016,195	8,230,030
Chilean peso	297,002	—	7,944,543	8,241,545	—	—	8,016,195	8,016,195
Paraguayan guarani	192,709	—	—	192,709	213,835	—	—	213,835

Other non-financial liabilities	216,932	—	—	216,932	242,491	—	—	242,491
Brazilean real	216,932	—	—	216,932	242,491	—	—	242,491

Total non-current liabilities	142,637,730	31,925,317	767,906,953	942,470,000	148,190,874	49,335,643	779,725,997	977,252,514
US$ Dollars	1,700,900	—	374,881,802	376,582,702	1,948,470	—	402,719,166	404,667,636
Unidad de Fomento	36,185,996	23,936,245	260,658,905	320,781,146	39,004,946	24,633,712	261,009,231	324,647,889
Chilean peso	1,396,088	—	104,964,262	106,360,350	—	—	105,539,963	105,539,963
Brazilean real	103,994,251	7,989,072	12,460,501	124,443,824	106,416,646	8,975,040	10,457,637	125,849,323
Argentine peso	-832,214	—	—	-832,214	606,977	—	—	606,977
Paraguayan guarani	192,709	—	14,941,483	15,134,192	213,835	15,726,891	—	15,940,726

NOTE 29 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$934,174 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended 2016		Future commitments
Country	Recorded as expenses	Capitalized to property, plant and equipment	To be Recorded as expenses	To be capitalized to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	298,249	—	—	—
Argentina	289,520	—	151,441	—
Brazil	81,086	230,347	271,712	119,225
Paraguay	28,687	6,285	—	—
Total	697,542	236,632	423,153	119,225

NOTE 30 -  AUDITOR’S FEES

Details of the fees paid to the external auditors are as follows

Description	2016	2015
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	836,271	986,827

NOTE 31 — SUBSEQUENT EVENTS

Pursuant to the agreement of the General Shareholder’s Meeting held on April 21, 2016, on August 26, 2016, Additional Dividend was paid:

The dividend amounted to:

Ch$17.0 per each Series A Shares

Ch$18.7 per each Series B Shares.

Except as provided above there are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, September 13, 2016